FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: April 9, 2008
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Brenda Lazare
Date: April 9, 2008	Brenda Lazare
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1.	Notice of Annual Meeting of Shareholders dated March 28, 2008

2.	Management Proxy Circular dated March 28, 2008;

3.	Form of Proxy — Annual Meeting to be held April 29, 2008; and

4.	Denison Mines Corp. Annual Report 2007

3

Exhibit 1
Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Denison Mines Corp. (“Denison”) will be held at the Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario on Tuesday, the 29th day of April, 2008 at 10:30 a.m. (Toronto Time) for the purposes of the following:
(a)	to receive the financial statements of Denison for the year ended December 31, 2007, together with the auditor’s report thereon;

(b)	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

(c)	to elect the directors for the ensuing year; and

(d)	to transact such other business as may properly come before the Meeting.
      The Management Proxy Circular, a form of proxy and a copy of the 2007 Annual Report, including the audited financial statements for the year ended December 31, 2007, accompany this notice of Meeting.
      If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than 5:00 p.m. (Toronto Time) on April 25, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Brenda Lazare
Canadian Counsel and Corporate Secretary
Toronto, Canada
March 28, 2008

Exhibit 2
MANAGEMENT
PROXY CIRCULAR

ANNUAL MEETING
to be held on
Tuesday, April 29, 2008
March 28, 2008

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

MANAGEMENT PROXY CIRCULAR
(all information as at March 28, 2008 unless otherwise noted)
PERSONS MAKING THE SOLICITATION
This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Denison Mines Corp. (“Denison” or the “Company”) for use at the Annual Meeting of the Company’s shareholders (the “Meeting”) to be held on Tuesday, April 29, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.
All costs of this solicitation will be borne by the Company.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, by 5:00 p.m. (Toronto Time) on April 25, 2008. For general inquiries, shareholders may contact Computershare as follows by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.
If you are a beneficial shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES
These shareholder materials are being sent to both registered and non-registered owners of common shares in the capital stock of Denison (the “Common Shares”). If you are a non-registered owner and Denison or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
By choosing to send these materials to you directly, Denison (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as non-registered holders, should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:
(a)	in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
(b)	in the name of a depositary (such as The Canadian Depositary for Securities Limited or “CDS”) of which the intermediary is a participant.
In accordance with Canadian securities laws, Denison has distributed copies of the notice of meeting, this Circular, the form of proxy, the audited financial statements for the year ended December 31, 2007, management’s discussion and analysis and the Auditor’s Report (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom Denison has not sent the meeting materials directly.
In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Investor Communications) to forward the meeting materials to non-registered holders.
Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.
A.	Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.
Or

B.	Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.
Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.
REVOCATION OF PROXIES
A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.
A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.
EXERCISE OF DISCRETION
If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.
Where no choice has been specified by the shareholder, such Common Shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.
The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Common Shares are the only shares issued by the Company. As at the date hereof, the Company has issued and outstanding 189,780,035 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.
The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on March 14, 2008. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares on such record date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the holder has transferred any of his or her Common Shares after the record date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote such Common Shares at the Meeting.
To the knowledge of the directors and executive officers of the Company, no person, or corporation, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than ten percent of the voting rights attached to voting securities of the Company as of the record date.
PARTICULARS OF MATTERS TO BE ACTED ON
To the knowledge of the Company, the only matters to be dealt with at the Meeting are (i) the election of directors of the Company; (ii) the appointment of auditors; and (iii) the receipt of the audited financial statements of the Company for the year ended December 31, 2007 and the auditors report thereon.
If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.
ELECTION OF DIRECTORS
The articles of the Company provide that the board of directors (the “Board”) consists of a minimum of three and a maximum of ten directors.
In accordance with a resolution passed by the directors of the Company on March 18, 2008, the number of directors to be elected at the Meeting is ten. The persons named in the form of proxy intend to vote for the election of the following directors:

John H. Craig	Paul F. Little
W. Robert Dengler	Lukas H. Lundin

Brian D. Edgar	William A. Rand
E. Peter Farmer	Roy J. Romanow P.C., O.C., Q.C.
Ron F. Hochstein	Catherine J. G. Stefan
The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the OBCA.
The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

		Ownership or
		Control Over Voting	Served as a
Name and Place of Residence	Principal Occupation	Shares Held(8)	Director Since
John H. Craig(1, 4)	Lawyer, Partner,
Ontario, Canada	Cassels, Brock &
	Blackwell LLP	33,000	1997
W. Robert Dengler(2, 3, 4)	Corporate Director
Ontario, Canada		60,340	2006
Brian D. Edgar(1)	Director, Rand Edgar
British Columbia, Canada	Investment Corp.	10,000	2005
E. Peter Farmer(2)	Chief Executive
Ontario, Canada	Officer of the
	Company	450,773	2006
Ron F. Hochstein(4)	President and Chief
British Columbia, Canada	Operating Officer of
	the Company	853,900	2000
Paul F. Little(2, 3, 5, 6)	Corporate Director
Ontario, Canada		462,546	2006
Lukas H. Lundin(3)	Chairman of the Board;
British Columbia, Canada	Mining Executive	320,710	1997
William A. Rand(5)	Director, Rand Edgar
British Columbia, Canada	Investment Corp.	90,000	1997
Roy J. Romanow P.C., O.C., Q.C.(1, 2)	Senior Fellow,
	Department of
Saskatchewan, Canada	Political Studies,
	University of
	Saskatchewan	17,700	2006
Catherine J. G. Stefan(2, 5, 7)	Partner, Tivona
Ontario, Canada	Capital Corporation	35,280	2006
Notes:

(1)	Member, Corporate Governance and Nominating Committee

(2)	On December 1, 2006, the Company, formerly named International Uranium Corporation (“IUC”), combined its business operations with those of Denison Mines Inc. (“DMI”) by way of a plan of arrangement pursuant to the OBCA (the “Denison

Arrangement”). This director was a member of the board of directors of DMI until the completion of the Denison Arrangement.

(3)	Member, Compensation Committee

(4)	Member, Environment, Health and Safety Committee

(5)	Member, Audit Committee

(6)	Lead Director for the independent directors

(7)	Chair, Audit Committee

(8)	The Board has determined that ownership of the Company’s shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders. The Board has accordingly established minimum share ownership requirements, requiring each director to hold a minimum of 10,000 shares.
The information as to Common Shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Company, has been furnished by each of the proposed nominees.
The following is a brief description of the proposed directors of Denison.
John H. Craig
Mr. Craig has served as a director on the Board of the Company since May 9, 1997. Mr. Craig is a lawyer practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, Toronto Stock Exchange (“TSX” or the “Exchange”) listings, dealings with the TSX and Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operating agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LL.B. from the University of Western Ontario and was admitted to the Bar in 1973. Mr. Craig is a director of a number of public companies including Atacama Minerals Corp., Canadian Gold Hunter Corp. and Lundin Mining Corporation.
W. Robert Dengler
Mr. Dengler served as a director of DMI prior to the Denison Arrangement and was appointed to the Board of the Company on December 1, 2006. Mr. Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.
Brian D. Edgar
Mr. Edgar has served as a director on the Board of the Company since March 22, 2005. Mr. Edgar is a lawyer who practiced corporate and securities law for 16 years. In 1992 Mr. Edgar, along with Mr. Rand, established Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Rand Edgar Investment Corp. is in the business of providing early stage venture capital to high growth companies and advisory services. Mr. Edgar is a director of a number of public companies, including Lundin Mining Corporation, Red Back Mining Inc. and Pearl Exploration and Production Ltd.
E. Peter Farmer
Mr. Farmer was appointed Chief Executive Officer of the Company and was appointed to the Board of the Company on December 1, 2006. Mr. Farmer was President and Chief Executive Officer of DMI prior to the Denison Arrangement and served as a director of DMI since its incorporation in September 2003. Mr. Farmer joined Denison Mines Limited (“DML”), a predecessor of DMI, in June, 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Mr. Farmer served as a director of DML starting in

1997 and continued as such at Denison Energy Inc. (“DEI”), the successor to DML, until 2004. Prior to joining DML, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen’s University in 1971 and received his LL.B. from the University of Windsor in 1974.
Ron F. Hochstein
Mr. Hochstein, P.Eng., was appointed President and Chief Operating Officer of the Company on December 1, 2006. Prior to the Denison Arrangement, he served as President and Chief Executive Officer of the Company. Mr. Hochstein has served as a director of the Company since April 2000. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta.
Paul F. Little
Mr. Little was appointed to the Board of the Company on December 1, 2006 and was appointed Lead Director for the independent directors of the Board on February 9, 2007. Prior to the Denison Arrangement, Mr. Little served as a director of DMI and was Chairman. Mr. Little served as a director of DML, and then DEI, since May 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999, he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little has served on a number of other Canadian and U.S. public company boards, including his current directorships on Pure Energy Services Ltd., World Point Terminals Inc., EGI Financial Holdings Inc. and Rebecca Capital Inc. Mr. Little is a Chartered Accountant and holds an MBA from the University of British Columbia and a B.A. (Economics) from the University of Toronto.
Lukas H. Lundin
Mr. Lundin has served as a director on the Board of the Company since May 9, 1997 and has served as Chairman of the Board since March 23, 1998. Mr. Lundin was educated at the École Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering). At age 25, Mr. Lundin headed International Petroleum Corporation’s international operations and was based in the Company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit. In addition, Mr. Lundin is chairman and director of the following companies: Lundin Mining Corporation, Canadian Gold Hunter Corp., Pearl Exploration and Production Ltd., Red Back Mining Inc., Tanganyika Oil Company Ltd. and Vostok Nafta Investment Ltd. Mr. Lundin is also a director of Lundin Petroleum AB and Atacama Minerals Corp.
William A. Rand
Mr. Rand has served as a director of the Company since May 9, 1997. Mr. Rand received a Bachelor of Commerce degree (Honors Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics. Mr. Rand practiced securities law for nearly 25 years before retiring in 1992 to establish Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.), along with Mr. Edgar. Rand Edgar Investment Corp. is in the business of providing early stage venture capital to high growth companies and advisory services. Mr. Rand was a director of International Musto Explorations Ltd. and is currently a director of a number of publicly-traded resource-based companies including Canadian Gold Hunter Corp., Lundin Petroleum AB and Lundin Mining Corporation.

Roy J. Romanow, P.C., O.C., Q.C.
Mr. Romanow was appointed to the Board of the Company on December 1, 2006, and prior to that he served as a director of DMI. Mr. Romanow is a Member of the Security Intelligence Review Committee (SIRC), an agency that provides Parliament and the Canadian public with an external review of the Canadian Security Intelligence Service, having been appointed in November, 2003. Mr. Romanow is also a Member of the Privy Council. Currently, Mr. Romanow is a Senior Fellow in the Department of Political Studies at the University of Saskatchewan. Mr. Romanow served as Premier of Saskatchewan from 1991 to early 2001. From 2001 to 2003, Mr. Romanow served as the sole Member of the Commission on the Future of Health Care. Mr. Romanow was born, raised and educated in Saskatoon, Saskatchewan. He graduated from the University of Saskatchewan, where he earned both his Arts and Law degrees.
Catherine J.G. Stefan
Ms. Stefan was appointed to the Board of the Company on December 1, 2006 and is currently Chair of the Audit Committee. Prior to the Denison Arrangement, Ms. Stefan served as a director of DMI. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. She is currently a Partner of Tivona Capital Corporation and was previously Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. Ms. Stefan obtained her B.Comm. from the University of Toronto in 1973.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as referred to below, to the best of management’s knowledge, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:
(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Messrs. Rand and Edgar are currently and were directors of New West Energy Services Inc. (TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.
To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS
The Common Shares represented by the proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting, and to authorize the directors to fix the remuneration of the auditors. PWC have been the auditors of the Company since May 9, 1997. PWC were the auditors for DMI prior to the Denison Arrangement.
EXECUTIVE COMPENSATION
All dollar amounts referred to in this Circular are in U.S. dollars unless otherwise designated.
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):
(a) the Company’s Chief Executive Officer (“CEO”);
(b) the Company’s Chief Financial Officer (“CFO”);
(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds C$150,000; and
(d)	any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.
As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.
SUMMARY OF COMPENSATION TABLE
The following table is a summary of compensation paid to the Named Executive Officers by the Company or its subsidiaries for each of the Company’s last three financial years, as applicable.

					Long-Term Compensation
					Awards		Payouts
		Annual Compensation			Securities	Shares		All
				Other	Under	subject to		Other
Name and Principal	Financial			Annual	Options	Resale	LTIP	Compen-
Position of Named	Year	Salary	Bonus	Compensation(5)	/SARs	Restrictions	Payouts	sation
Executive Officer	Ending(4)	($)	($)	($)	Granted(6)	($)	($)	($)

E. Peter Farmer(1,3)	2007	$372,128	Nil	$56,035	Nil	Nil	Nil	Nil
Chief Executive Officer	2006	$344,650	$176,367	$75,292	400,000	Nil	Nil	Nil
	2005	$303,557	$94,031	$50,846	Nil	Nil	Nil	Nil

					Long-Term Compensation
					Awards		Payouts
		Annual Compensation			Securities	Shares		All
				Other	Under	subject to		Other
Name and Principal	Financial			Annual	Options	Resale	LTIP	Compen-
Position of Named	Year	Salary	Bonus	Compensation(5)	/SARs	Restrictions	Payouts	sation
Executive Officer	Ending(4)	($)	($)	($)	Granted(6)	($)	($)	($)

Ron F. Hochstein(2,3)	2007	$302,354	Nil	$21,372	Nil	Nil	Nil	Nil
President and Chief	2006	$245,811	$214,598	$4,664	400,000	Nil	Nil	Nil
Operating Officer	2005	$163,546	Nil	$4,877 (7)	Nil	Nil	Nil	Nil

James R. Anderson(1,3)	2007	$243,278	Nil	$31,086	Nil	Nil	Nil	Nil
Executive Vice	2006	$217,152	$110,229	$26,130	250,000	Nil	Nil	Nil
President and Chief Financial Officer	2005	$188,062	$61,325	$20,394	Nil	Nil	Nil	Nil

Harold R. Roberts	2007	$182,000	Nil	$5,125	Nil	Nil	Nil	Nil
Executive Vice	2006	$199,192	$56,500	$8,764	250,000	Nil	Nil	Nil
President, U.S. Operations	2005	$109,615	Nil	$4,886	80,000	Nil	Nil	$3,289 (8)

William M. Shaver(1,3)	2007	$256,768	Nil	$19,844	Nil	Nil	Nil	Nil
Executive Vice President, Mine	2006	$64,903	Nil	$4,311	Nil	Nil	Nil	Nil
Development and Canadian Operations

Notes:

(1)	Messrs. Farmer, Anderson and Shaver joined the Company on December 1, 2006 upon the completion of the Denison Arrangement. Prior to that, they were employed by DMI. Amounts stated include compensation paid to Messrs. Farmer, Anderson and Shaver by DMI from January 1, 2006 to November 30, 2006 and then by the Company until December 31, 2007.

(2)	Mr. Hochstein served as the Company’s Chief Executive Officer until the completion of the Denison Arrangement.

(3)	Compensation was paid in C$ and translated into US$ using an average annual exchange rate of: (i) 1.0749 for 2007; (ii) 1.134 for 2006; and (iii) 1.223 for 2005.

(4)	In August 2006, the Company changed its fiscal year end from September 30 to December 31. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. Except for disclosure above relating to Messrs. Farmer, Anderson and Shaver which is done based on DMI’s 12-month periods ending December 31, references to “2006” and “2005” are to the 15-month period ended December 31, 2006 and year ended September 30, 2005.

(5)	These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefits component exceeds 25% of the Other Annual Compensation, amounting to: (i) in 2007: $38,042 for Mr. Farmer; $16,932 for Mr. Anderson; $15,118 for Mr. Hochstein; $17,974 for Mr. Shaver and $5,125 for Mr. Roberts; (ii) in 2006: $34,465 for Mr. Farmer; $13,220 for Mr. Anderson; $3,894 for Mr. Shaver and $5,125 for Mr. Roberts; and (iii) in 2005: $30,356 for Mr. Farmer; $11,284 for Mr. Anderson, and $3,375 for Mr. Roberts.

(6)	Includes only options granted during the year pursuant to the Company’s stock option plan as further described in this Circular. Options to acquire shares of DMI were granted to Messrs. Anderson, Farmer and Shaver during 2006, which as a result of the Denison Arrangement, entitle them to acquire Common Shares. The details of these grants are restated to give effect to the Denison Arrangement as: (i) in 2006, for Mr. Farmer; 576,000 options at C$5.024; for Mr. Anderson, 144,000 options at C$5.024; and for Mr. Shaver, 576,000 options at C$5.56. The Company does not grant any share appreciation rights (“SARs”) pursuant to such plan.

(7)	In 2005, Mr. Hochstein received assistance for tax issues regarding his relocation from the Company’s Denver offices to the Company’s Vancouver offices.

(8)	Mr. Roberts was Vice President, Corporate Development of International Uranium (USA) Corporation (“IUSA”), one of the Company’s subsidiaries located in the United States, from May 14, 2001 until October 31, 2003 and served as a consultant to the Company from November, 2004 until December 31, 2004. Mr. Roberts recommenced employment with the Company on January 1, 2005 as Vice President, Corporate Development of IUSA. In addition, $250 of the amount shown constituted a 401K matching contribution made to Mr. Roberts’ retirement account per the Company’s 401K Benefit Plan available to all eligible United States’ employees.

Long-Term Incentive Plans — Awards in Most Recently Completed Financial Year
The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs or compensation through shares or units that are subject to restrictions on resale.
Option/SAR Grants During the Most Recently Completed Financial Year
The Company’s Plan
The Company’s stock option plan (the “Stock Option Plan”) governing the issuance of stock options was established on February 14, 1997 (and amended as approved by shareholders on March 23, 1998, March 22, 2005 and November 20, 2006). The Stock Option Plan complies with the rules set forth for such plans by the TSX.
The major features of the Plan can be summarized as follows:
•	The Board, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company (collectively, the “Eligible Personnel”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Company by providing Eligible Personnel with a financial incentive for the continued improvement of the Company’s performance and encouragement to stay with the Company.

•	The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed ten percent of the issued and outstanding shares of the Company at the time of grant subject to a maximum of 20,000,000 shares or such additional amount as the Company’s shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Stock Option Plan since February 14, 1997 and Common Shares issuable under outstanding options under the Stock Option Plan, as amended. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the Common Shares outstanding at the time of grant (on a non-diluted basis).

•	The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, for example, the closing price of the Common Shares as traded on the Exchange on the last trading day preceding the date on which the option is approved by the Board.
Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of dissent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s options within one year after the date of the optionee’s death but only up to and including the original option expiry date.
The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan. See “Securities Authorized for Issuance under Equity Compensation Stock Option Plan” for further details.
The DMI Plan
As a result of the Denison Arrangement, the Company agreed to assume all of DMI’s obligations under the stock option plan of DMI (the “DMI Plan”). As a result, DMI optionholders are now entitled to receive 2.88 Common Shares for each DMI option exercised according to its terms at the time of grant. The Denison Arrangement also resulted in the automatic vesting of all DMI options outstanding on December 1, 2006. On December 1, 2006, an aggregate of 1,411,115 options were outstanding under the DMI Plan, which were restated to give effect to the Denison Arrangement as 4,064,011 options. No further grants can be made under the DMI Plan.
No incentive stock options and no SAR’s were granted to the Named Executive Officers during the year ended December 31, 2007.
AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES
The following table sets out incentive stock options exercised by the Named Executive Officers during the year ended December 31, 2007, as well as the end of period value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Value of
Unexercised
In-the-Money
			Unexercised Stock Options	Options At Year End
		Aggregate Value	at Year End (#)	(C$)
	Securities Acquired	Realized	Exercisable/	Exercisable/
	on Exercise (#)	(C$)(1)	Unexerciseable	Unexerciseable
Name	(b)	(c)	(d)	(e)(1)(2)
E. Peter Farmer	484,800	$5,624,347	880,000(3)/Nil	1,855,533/Nil

Ron F. Hochstein	Nil	N/A	400,000/Nil	0.00/Nil

James R. Anderson	Nil	N/A	682,000(3) /Nil	2,541,980/Nil

Harold R. Roberts	80,000	$861,600	250,000/Nil	0.00/Nil

William M. Shaver	Nil	N/A	576,000(3) /Nil	1,920,640/Nil

Note:

(1)	The dollar values in columns (c) and (e) are calculated by determining the difference between the market value of the shares either at the time of exercise (column (c)) or at the financial year-end (column (e)) and the exercise price of the options.

(2)	The closing price on December 31, 2007 on the TSX of the Common Shares was C$8.89.

(3)	Includes outstanding options granted under the DMI Plan prior to the Denison Arrangement.
Denison does not have any defined benefit or actuarial plans. In addition, there are no compensatory plans or arrangements in place, including payments to be received from the Company or its subsidiaries, with respect to any of the Named Executive Officers, which would result from the resignation, retirement or any other termination of employment of such person’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the Named Executive Officer’s responsibilities following a change in control, apart from those separately disclosed below.
There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company.
Termination of Employment, Change in Responsibilities and Employment Contracts
All of the Named Executive Officers have written employment agreements with Denison.
The employment agreements of Messrs. Farmer, Hochstein and Anderson contain confidentiality, non-competition and non-solicitation provisions. Base salaries for all three individuals are subject to annual review. Mr. Farmer and Mr. Hochstein are entitled to an annual cash bonus in a quantum to be determined by the Board, and their bonuses are payable based upon the satisfactory achievement of incentive parameters established by the Board at the beginning of each year. Mr. Anderson is eligible for an annual cash bonus in an amount up to 50% of his base salary, 25% of which is based on incentive parameters established by the Board and 75% of which is payable at the discretion of the Board.
The employment agreements of Messrs. Farmer, Hochstein and Anderson contain a provision relating to payment in the event of constructive dismissal, termination of employment or change of control (as defined in each agreement). In the event that Mr. Farmer’s employment is terminated for a reason other than just cause, he will be entitled to a payment equal to his salary for 30 months (“CEO Notice Payment”) and a bonus payment in an amount equal to the bonus payment earned by him in the immediately preceding year. In addition, Mr. Farmer will be entitled to a payment equivalent to 19% of the CEO Notice Payment in lieu of benefits. Finally, if Mr. Farmer’s employment is terminated for a reason other than just cause, any of Mr. Farmer’s unvested stock options will automatically vest and be exercisable for a 90-day period.
In the event that Mr. Hochstein’s employment is terminated for a reason other than just cause, he will be entitled to a payment equal to his salary for 30 months (“P&COO Notice Payment”) and a bonus payment in an amount equal to the bonus payment earned by him in the immediately preceding year. In addition, Mr. Hochstein will be entitled to a payment equivalent to 19% of the P& COO Notice Payment in lieu of benefits. Finally, if Mr. Hochstein’s employment is terminated for a reason other than just cause, any of Mr. Hochstein’s unvested stock options will automatically vest and be exercisable for a 90-day period.
In the event that Mr. Anderson’s employment is terminated for a reason other than just cause, he will be entitled to a payment equal to his salary and benefits for 24 months and a bonus payment in an amount equal to the bonus payment earned by him in the immediately preceding year. If Mr. Anderson’s employment is terminated for a reason other than just cause, any of Mr. Anderson’s unvested stock options will automatically vest and be exercisable for a 90-day period.
Mr. Roberts also has an employment agreement with a subsidiary of the Company which automatically renews for successive one-year terms unless otherwise terminated. The agreement contains a provision relating to confidentiality, non-competition and non-solicitation. The base salary and discretionary bonus for Mr. Roberts is determined by the Chief Executive Officer and subject to annual review. Mr. Roberts is entitled to a severance payment equal to three months’ salary.
Mr. Shaver’s employment agreement provides that he is entitled to a base salary and discretionary bonus, as determined by the Chief Executive Officer and subject to annual review. Mr. Shaver is entitled to 12 months notice upon termination for any reason.
All options held by directors and employees of the Company vest immediately following a change of control (as defined in the Stock Option Plan) of the issued and outstanding securities of the Company.

COMPENSATION COMMITTEE
The Compensation Committee is responsible for determining the annual base salaries and bonuses paid to directors and senior management of the Company and the benefits offered by the Company. As at December 31, 2007, the Committee was comprised of three members, a majority of whom are “independent” within the meaning of section 1.4 of Multilateral Instrument 52-110 (“MI 52-110”): namely: Messrs. W. Robert Dengler, Paul F. Little and Lukas H. Lundin. A discussion of each such director’s independence follows in this Circular under the heading “Statement of Corporate Governance — Board of Directors”.
During the most recently-completed financial year, none of the Committee’s members had any interest in material transactions involving the Company, nor was any member of the Committee indebted to the Company. The duties and responsibilities of the Compensation Committee are set out in this Circular under the heading “Statement of Corporate Governance — Board Committees”. The Committee is scheduled to meet at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.
Report of the Compensation Committee
The Company’s compensation philosophy for executives continues to follow three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its shareholders through stock-related programs.
When determining compensation policies and individual compensation levels for executive officers, the Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Company, the Committee and the Board’s overall assessment of each executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables. No specific level of consideration has been designated for individual factors or performance measures.
Executive compensation is comprised primarily of a base salary and participation in the Company’s Stock Option Plan and employment benefit plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis.
The salary for each executive officer’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board and the Compensation Committee. The salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry. Executive officers benefit from improved performance of the Company almost entirely through their participation in the Company’s Stock Option Plan and from time to time by the receipt of bonuses.
Compensation of the CEO
The Compensation Committee met prior to the completion of the Denison Arrangement and considered Mr. Farmer’s salary upon his appointment to the position of Chief Executive Officer on December 1, 2006. The Committee determined and recommended to the Board that the salary of C$400,000 being paid to Mr. Farmer by DMI was appropriate for the Company to adopt following the Denison Arrangement and should continue to be paid to Mr. Farmer in 2007. The Committee applied the principles of compensation and considered the factors outlined above to arrive at this determination.

Compensation of the President and Chief Operating Officer
Mr. Hochstein served as Chief Executive Officer of the Company until completion of the Denison Arrangement on December 1, 2006.
On December 19, 2005, the Compensation Committee reviewed Mr. Hochstein’s compensation. The Committee reviewed the Company’s primary corporate goals and objective of enhancing share value and evaluated the President and Chief Operating Officer’s performance in light of such goals and objectives, taking into account industry conditions and financial market conditions during the year. The Committee determined that it was appropriate to recommend to the Board that the Chief Executive Officer receive a ten percent salary increase from C$200,000 to C$220,000 per annum effective January 1, 2006 and that the Chief Executive Officer be awarded a cash bonus equal to $14,598, being the equivalent of one month’s salary. This bonus payment was consistent with the Company-wide bonus paid at the same time equal to one month’s salary for all officers and senior managers in recognition of the positive developments in the Company’s business and individual performance.
The Compensation Committee met again prior to the completion of the Denison Arrangement and considered Mr. Hochstein’s salary in consideration of his new responsibilities as President and Chief Operating Officer of the Company. The Committee determined and recommended to the Board that the salary of C$325,000 paid to Mr. Hochstein in 2006 following the Denison Arrangement continue to be paid to Mr. Hochstein in 2007. The Committee applied the principles of compensation and considered the factors outlined above to arrive at this determination.
Stock Option Plan
Another component of the executive officers’ compensation is stock options. The Compensation Committee may from time to time grant stock options to executive officers under the Company’s Stock Option Plan. All grants of options are reviewed and approved by the Board. Grants of stock options are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of share value and to reward executive officers for the Company’s performance through appreciation in equity values. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Options are generally reviewed annually and are granted to newly hired executive officers at the time of their initial employment. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option under the Stock Option Plan in favour of any one individual is limited under the terms of the Stock Option Plan and the limit cannot be increased without shareholder or regulatory approval. No stock option grants were made to Named Executive Officers during the most recently completed financial year.
Submitted on behalf of the Compensation Committee
     W. Robert Dengler
     Lukas H. Lundin
     Paul F. Little

PERFORMANCE GRAPH
The following graph illustrates the comparison between the cumulative total shareholder return for C$100 invested in Common Shares, for Company’s five most recently completed financial years, as compared to the Toronto Stock Exchange S&P/TSX Composite Index (the “TSX Index”) for the applicable period. The Common Share performance as set out in the graph does not necessarily indicate future price performance.
Amounts below are stated in Canadian dollars.
COMPARISON OF RETURN(1) FOR THE COMPANY’S
FIVE MOST RECENTLY COMPLETED FINANCIAL YEARS

(1)	Data supplied by the TSX
COMPENSATION OF DIRECTORS
Remuneration
Prior to December 1, 2006, none of the directors were compensated by the Company, nor its subsidiaries for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties were, and continue to be, reimbursed by the Company.
Effective December 1, 2006, the Company pays an annual retainer to each director, other than Messrs. Farmer and Hochstein. Given the importance of attracting and retaining desirable board candidates, the Board approved the new compensation arrangement for directors upon the recommendation of the Compensation Committee. In making this recommendation, the Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board and the standing committees. The Committee also considered the compensation paid by DMI to its directors.

As approved by the Board, the annual retainer paid to each director is C$15,000. Denison also commenced paying special fees to certain members of its Board starting December 1, 2006, namely: the Chairman of the Board, who receives a special fee of C$5,000 and the Chair of the Audit Committee, who receives a special fee of C$4,000 per annum.
Effective December 1, 2006, the Company also pays meeting fees to its directors, other than Messrs. Farmer and Hochstein. The attendance fee for Board meetings and committee meetings is C$1,200 for personal attendance and C$800 for attendance by telephone.
During the year ended December 31, 2007, the following aggregate amounts were paid to each director:

Cash Compensation
Name	Paid in Financial Year(4)
John H. Craig	$23,258
W. Robert Dengler	$24,746
Brian D. Edgar	$19,909
E. Peter Farmer(1)	Nil
Ron F. Hochstein(1)	Nil
Paul F. Little	$25,119
Lukas H. Lundin(2)	$24,188
William A. Rand	$24,002
Roy J. Romanow, P.C., O.C., Q.C.	$21,025
Catherine J. G. Stefan(3)	$41,864 (5)

Notes:

(1)	Mr. Farmer and Mr. Hochstein, as officers of the Company, are not compensated as directors.

(2)	Mr. Lundin serves as Chairman of the Board.

(3)	Ms Stefan serves as Chair of the Audit Committee.

(4)	Compensation was paid in C$ and translated into US$ using an average annual exchange rate of 1.0749 for 2007.

(5)	Payments to Ms Stefan include fees for attendance at meetings of the Sarbanes-Oxley Steering Committee, a management committee of the Company.(6)
Stock Option Plan
To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Stock Option Plan, from time to time. No individual grants of options to purchase Common Shares of the Company were made during the most recently completed financial year to the directors of the Company.
The following table sets forth each option exercised during the most recently completed financial year by directors of the Company (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Amounts below are stated in Canadian dollars.

Value of
Unexercised
in-the-Money
			Unexercised	Options/SARs at
			Options/SARs at	Fiscal Year
	Securities		Fiscal Year End	End
	Acquired	Aggregate	(#)	Exercisable/
	on Exercise	Value Realized	Exercisable/	Unexercisable
Name	(#)	(C$)(1)	Unexercisable	(C$)(2)
(a)	(b)	(c)	(d)	(e)
John H. Craig	Nil	N/A	20,000/Nil	$0/Nil
W. Robert Dengler(3)	Nil	N/A	164,000/Nil	$828,777/Nil
Brian D. Edgar	20,000	$123,200	100,000/Nil	$296,800/Nil
Paul F. Little(3)	Nil	N/A	192,800/Nil	$1,030,792/Nil
Lukas H. Lundin	Nil	N/A	20,000/Nil	$0/Nil
William A. Rand	Nil	N/A	20,000/Nil	$0/Nil
Roy J. Romanow, P.C., O.C., Q.C.(3)	36,560	$234,328	138,960/Nil	$446,321/Nil
Catherine J. G. Stefan(3)	25,000	$211,525	150,520/Nil	$647,858/Nil

(1)	Based on the difference between the closing price of the Company’s Common Shares as traded on the TSX on the date of exercise and the exercise price of the related options.

(2)	Based on the closing price of the Common Shares of the Company on the TSX on December 31, 2007 of C$8.89.

(3)	Ms Stefan and Messrs. Dengler, Little and Romanow each received a grant of options on May 18, 2006 while a director of DMI under the DMI Plan which, as a result of the Denison Arrangement, is now vested and entitle each of them to acquire Common Shares. The restated terms of these options are: (i) for Mr. Romanow, 40,320 at C$5.024, expiring May 17, 2016 and for Ms Stefan and Messrs. Dengler and Little, 57,600 at C$5.024, expiring May 17, 2016. Mr. Romanow received a smaller grant since he joined the DMI board one year after Ms Stefan and Messrs. Dengler and Little.
Compensation for Services
During the 12-month period ending December 31, 2007, the Company incurred legal fees of $20,000 with a law firm of which John H. Craig, a director of the Company, is a partner. Legal fees incurred with this law firm were $292,000 for the period ended December 31, 2006.
During the 12-month period ending December 31, 2007, the Company incurred management and administrative service fees of $251,000 with a company owned by Lukas Lundin, the Chairman of the Board, which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. Amounts due to this company were $9,000 as of December 31, 2007.
No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.
SECURITIES AUTHORIZED
FOR ISSUANCE UNDER EQUITY COMPENSATION STOCK OPTION PLANS
The following table shows as at December 31, 2007 compensation plans under which equity securities are authorized for issuance from treasury.

Equity Compensation Plan Information

Number of
Securities
Remaining Available
for Future Issuance
	Number of			under Equity
	Securities to be			Compensation Plans
	Issued Upon	Weighted-Average		(excluding
	Exercise of	Exercise Price of		securities
	Outstanding Options	Outstanding Options		reflected in column
Plan Category	(a)	(b)		(a))(2)
Equity compensation plans approved by the shareholders(1)	5,961,354	C$	7.27	9,034,163
Equity compensation plans not approved by the shareholders	N/A		N/A	N/A
Total:	5,961,354	C$	7.27	9,034,163

Notes:

(1)	Reference is made to the disclosure regarding the Company’s Stock Option Plan in Note 18 in the Consolidated Financial Statements for the Year Ended December 31, 2007 available on the SEDAR website at www.sedar.com. As part of the Denison Arrangement, the Company assumed the DMI Plan. See the discussion under the heading “the DMI Plan” in this Circular.

(2)	Based on 189,731,635 Common Shares outstanding on December 31, 2007. The aggregate number of Common Shares that may be issued pursuant to the Stock Option Plan, as amended, may not exceed ten percent of the number of Common Shares outstanding at the time of grant, subject to a maximum of 20,000,000. As at December 31, 2007, 9,939,000 options had been granted (less cancellations) since the Stock Option Plan’s inception in 1997. No additional options can be issued under the DMI Plan.
STATEMENT OF CORPORATE GOVERNANCE PRACTICE
Presented by the Corporate Governance and Nominating Committee
This statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators (“CSA”).
Major securities regulatory changes in the United States affecting the Company have come into effect over the last several years. Many of these changes arise from the Sarbanes-Oxley Act of 2002 (“SOX”), and subsequent rules and regulations issued by the United States Securities and Exchange Commission.
The Corporate Governance and Nominating Committee has closely monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.
In accordance with the Governance Guidelines, the Company has chosen to disclose its system of corporate governance in this Circular. The following text sets forth the steps taken by the Company in order to comply with the Governance Guidelines and its system of corporate governance now in force.
The Board has considered the relationship and status of each director. The Board currently consists of ten directors, a majority of whom are independent.
Messrs. Farmer and Hochstein are not independent as executive officers of the Company. Mr. Lundin, Chairman of the Board, may not be considered independent due to his involvement in management of the Company. The remaining directors, Messrs. Craig, Dengler, Edgar, Little, Rand and Romanow and Ms Stefan do not have any material business relationships with the Company, and are therefore considered independent under the Governance Guidelines, and are otherwise independent under MI 52-110 for purposes of sitting on the Company’s Audit Committee.
Several of the directors of the Company serve as directors of other reporting issuers. Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Company Board Membership

John H. Craig	Atacama Minerals Corp. (TSX-V), Canadian Gold Hunter Corp. (TSX), Consolidated HCI Holdings Corp. (TSX), Lundin Mining Corporation (NYSE/TSX/OMX), Suramina Resources Inc. (TSX), Tanganyika Oil Company Ltd. (TSX-V/OMX)

W. Robert Dengler	IAMGold Corporation (TSX)

Brian D. Edgar	Bayou Bend Petroleum Ltd.( TSX-V), Dome Ventures Corporation (TSX-V), Lucara Diamond Corp. (CNQ), Lundin Mining Corporation (NYSE/TSX/OMX), New West Energy Services Inc. (TSX-V), Pearl Exploration and Production Ltd. (TSX-V), Red Back Mining Inc. (TSX)

Ron F. Hochstein	Atacama Minerals Corp. (TSX-V), Fortress Minerals Corp. (TSX-V), JNR Resources Inc. (TSX-V), Santoy Resources Ltd. (TSX-V)

Paul F. Little	EGI Financial Holdings Inc. (TSX), Rebecca Capital Inc. (TSX-V), Pure Energy Services Ltd. (TSX), World Point Terminals Inc. (TSX)

Lukas H. Lundin	Atacama Minerals Corp. (TSX-V), Canadian Gold Hunter Corp. (TSX), Lucara Diamond Corp. (CNQ), Lundin Mining Corporation (NYSE/TSX/OMX), Lundin Petroleum AB (OMX), Pearl Exploration and Production Ltd. (TSX-V), Red Back Mining Inc. (TSX), Tanganyika Oil Company Ltd. (TSX-V/OMX), Vostok Gas Ltd (OMX), Vostok Nafta Investment Ltd. (OMX)

William A. Rand	Canadian Gold Hunter Corp. (TSX), Dome Ventures Corporation (TSX-V), Lundin Mining Corporation (NYSE/TSX/OMX), Lundin Petroleum AB (OMX), New West Energy Services Inc. (TSX-V), Pender Financial Group Corporation (TSX-V), Suramina Resources Inc. (TSX), Tanganyika Oil Company Ltd. (TSX-V/OMX), Vostok Gas Ltd (OMX), Vostok Nafta Investment Ltd. (OMX)

Roy J. Romanow	Torstar Corporation (TSX)

Legend:

NYSE	= New York Stock Exchange

OMX	= The Nordic Exchange

TSX	= Toronto Stock Exchange

TSX-V	= TSX Venture Exchange

CNQ	= Canadian Trading and Quotation System
Mandate of the Board
The Board has adopted a mandate which acknowledges its stewardship responsibilities. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.
In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities: (i) satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company; (ii) approving, supervising and providing guidance to management on the Company’s strategic planning process; (iii) identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems; (iv) ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Company’s communications policy with its shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems; and (vii) providing for the independent functioning of the Board.
To assist the Board in its responsibilities, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee. Each committee has a written mandate and reviews its mandate annually.

Board Independence
The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management. Each of the Audit Committee and Corporate Governance and Nominating Committee are entirely composed of directors who are independent within the meaning of the Governance Guidelines, and the Compensation Committee and the Environment, Health and Safety Committee are each composed of a majority of directors who are independent within the meaning of the Governance Guidelines. In addition, it is common practice for the Chairman to delegate the chair to Mr. Paul Little, the Lead Director, during Board meetings.
The Board regularly sets aside a portion of each meeting to meet without management and non-independent directors present. In addition, the mandates of the Board and the Corporate Governance and Nominating Committee require procedures be implemented at such times as are desirable or necessary to enable the Board to function independently of management and to facilitate open and candid discussion among its independent directors. Furthermore, individual directors may, in appropriate circumstances and with the authorization of the applicable committee of the Board or the Chairman, engage independent advisors at the expense of the Company.
The Board has appointed Mr. Paul F. Little, an independent director, as Lead Director to act as effective leader of the Board, to ensure that the Board’s agenda will enable it to successfully carry out its duties and to provide leadership for the Board’s independent directors.
Orientation and Continuing Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees. In addition, the Chief Executive Officer reviews with each new Board member: (i) information and materials regarding the nature and operations of the Company’s business, including the role of the Board, its committees and directors; (ii) the legal obligations of a director of the Company and other matters required to be addressed under any orientation and education program required for new recruits to the Board. The Company’s outside legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.
Ethical Business Conduct
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Ethics (the “Code”) applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code are required to report them to the Corporate Secretary or to the Chair of the Company’s Audit Committee. Following receipt of any complaints, the Corporate Secretary or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee will have primary authority and responsibility for monitoring compliance with and enforcing the Code, subject to the supervision of the Board of Directors. The Company encourages all directors, officers, and employees to report promptly any suspected violation of the Code to the Corporate Secretary or Chair of the Audit Committee. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.
All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be reported to the Chair of the Company’s Audit Committee.

The Code is available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.
The Audit Committee has also established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters (the "Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.
Board Committees
The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee.
The Audit Committee
The Audit Committee is composed of three directors. Effective December 1, 2006, the members of the Audit Committee consist of: Paul F. Little, William A. Rand and Catherine J.G. Stefan, all of whom are independent and financially literate for the purposes of MI 52-110. All three are considered by the Company to have financial expertise within the meaning of SOX. Mr. Rand has a commerce degree with a major in accounting and a law degree, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Mr. Little is a Chartered Accountant, with an MBA (Finance) and has held the position of Chief Financial Officer for several companies. Ms Stefan is a Chartered Accountant with a B. Comm. In addition, she has held the position of Chief Operating Officer of a public company.
The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Company’s Code and Whistleblower Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.
The Compensation Committee
The Compensation Committee is comprised of three directors, a majority of whom are independent directors within the meaning of the Governance Guidelines. Effective December 1, 2006, the Compensation Committee consists of W. Robert Dengler, Paul F. Little and Lukas H. Lundin. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs in conjunction with the Board, and delivers an annual report to shareholders on executive compensation. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The Compensation Committee is intended to meet at least annually.

The Environment, Health and Safety Committee
The Environment, Health and Safety Committee consists of three directors, the majority of whom are independent within the meaning of the Governance Guidelines. Effective December 1, 2006, the Environment, Health and Safety Committee includes: John H. Craig, W. Robert Dengler and Ron F. Hochstein. Due to the complexity of the uranium exploration, mining and milling and radioactive waste recycle/disposal industry, the Board determined that it was appropriate that a member of management sit on the Environment, Health and Safety Committee to ensure that technical expertise is properly brought before the Committee. Accordingly, Mr. Hochstein, President and Chief Operating Officer, is a member of the Committee. The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play an ever-increasing part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the Environment, Health and Safety Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety. The Company’s Environment, Health and Safety Committee meets at least once in each quarter in which the Board holds a meeting.
The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee consists of three directors, all of whom are independent within the meaning of the Governance Guidelines. Effective December 1, 2006, the Corporate Governance and Nominating Committee members include: John H. Craig, Brian D. Edgar and Roy J. Romanow. The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Company’s approach to corporate governance issues. The Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions and (iv) reviews and recommends to the Board amendments to the Company’s Board policies and guidelines. In addition, the Committee delivers an annual statement on corporate governance to the Board for inclusion in either the Company’s annual report or management proxy circular. The Corporate Governance and Nominating Committee is intended to meet at least annually.
Review of Adequacy and Form of Compensation of Directors
The extent and level of directors’ compensation is determined by the Board, as a whole, after considering the recommendations of the Compensation Committee, which has been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director.
Position Descriptions of Management and the Board
The Board, together with the Company’s Chief Executive Officer, has developed position descriptions for the Board, the Chair of the Board, the Chairs of Board Committees and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. Under these position descriptions, the Board has delegated the day-to-day management of the business and affairs of the Company to executive officers of the

Company, subject to the extent and limits defined by the Board. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board. The Chief Executive Officer reviews corporate objectives with the Board on a quarterly basis. In this manner, the Board approves or develops the corporate objectives which the Chief Executive Officer is responsible for meeting.
Shareholder Communications
The Board has put structures in place to ensure effective communication between the Company, its shareholders and the public. The Company has established an investor relations and corporate development procedure where shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website.
Under its mandate, the Board is required to oversee the Company’s communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with shareholders, governments and the public generally.
Attendance Record
Below is the attendance record of each director for all Board and Committee meetings held during the 2007 calendar year. The current composition of each committee is discussed under the heading “Statement of Corporate Governance — Board Committees”.

			BOARD COMMITTEES
	Board		Audit		Comp(1)		E, H S(2)		Gov(3)
	7 meetings		6 meetings		0 meetings		4 meetings		1 meeting
Directors	No.	%	No.	%	No.	%	No.	%	No.	%
John H. Craig	7 of 7	100	—	—	—	—	3 of 4	75	1 of 1	100
W. Robert Dengler	6 of 7	86	—	—	—	—	4 of 4	100	—	—
Brian D. Edgar	6 of 7	86	—	—	—	—	—	—	1 of 1	100
E. Peter Farmer	7 of 7	100	—	—	—	—	—	—	—	—
Ron F. Hochstein	7 of 7	100	—	—	—	—	4 of 4	100	—	—
Paul F. Little	6 of 7	86	6 of 6	100	—	—	—	—	—	—
Lukas H. Lundin	7 of 7	100	—	—	—	—	—	—	—	—
William A. Rand	7 of 7	100	6 of 6	100	—	—	—	—	—	—
Roy J. Romanow	7 of 7	100	—	—	—	—	—	—	1 of 1	100
Catherine j.g. stefan	7 of 7	100	6 of 6	100	—	—	—	—	—	—

(1)	Compensation Committee

(2)	Environment, Health and Safety Committee

(3)	Corporate Governance and Nominating Committee

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing c/o the Corporate Secretary, Denison Mines Corp., 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2.
Presented by the Corporate Governance and Nominating Committee:
John H. Craig
Brian D. Edgar
Roy J. Romanow
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.
APPOINTMENT AND REMUNERATION OF AUDITOR
The Common Shares represented by the proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting, and to authorize the directors to fix the remuneration of the auditors. PWC have been the auditors of the Company since May 9, 1997. PWC were the auditors for DMI prior to the Denison Arrangement.
MANAGEMENT CONTRACTS
Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on the SEDAR website under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis. Copies of the Company’s 2007 Annual Report containing the Company’s consolidated financial statements for its year ended December 31, 2007 and the Company’s 2007 Annual Information Form and Form 40-F may be obtained by writing to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Company’s website at www.denisonmines.com or www.sedar.com.
BOARD APPROVAL
The contents and the sending of this Circular have been approved by the Directors of the Company.

DATED as of the 28th day of March 2008

Brenda R. Lazare
Canadian Counsel and Corporate Secretary

Exhibit 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number
Form of Proxy - Annual General Meeting to be held on April 29, 2008
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 5:00 pm, Eastern Time, on April 25, 2008.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Fold

Fold

+	+

Appointment of Proxyholder

I/We, being holder(s) of DENISON MINES CORP. hereby appoint: E. PETER FARMER OF TORONTO or failing this person, BRENDA R. LAZARE OF TORONTO	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of DENISON MINES CORP. to be held at the Design Exchange, 234 Bay St., Toronto, Ontario, M5K 1B2 on April 29, 2008 at 10:30 a.m. (Eastern Time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. John H. Craig	☐	☐	02. W. Robert Dengler	☐	☐	03. Brian D. Edgar	☐	☐

04. E. Peter Farmer	☐	☐	05. Ron F. Hochstein	☐	☐	06. Paul F. Little	☐	☐

07. Lukas H. Lundin	☐	☐	08. William A. Rand	☐	☐	09. Roy J. Romanow	☐	☐

10. Catherine J. G. Stefan	☐	☐

							For	Withhold
2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	0 3 7 9 2 9	A R 1	D S M Q	+

Fold

Fold

Exhibit 4

DENISON MINES

# MAKING it HAPPEN

Denison Mines Corp.
Annual Report 2007

TABLE OF CONTENTS

1 Profile
2 Letter from the CEO
4 Letter from the President & COO
6 People
7 Sales & Marketing
8 U.S. Operations
12 Canadian Operations
18 Mongolia
20 Zambia
22 Environmental Health & Safety
23 Denison Environmental Services
23 Uranium Participation Corporation
24 Corporate Governance
25 Management's Discussion and Analysis
43 Responsibility for Financial Reporting
44 Auditors' Report
45 Consolidated Balance Sheets
46 Consolidated Statements of Operations and Deficit and Comprehensive Income
47 Consolidated Statements of Cash Flows
48 Notes to Consolidated Financial Statements
75 Corporate Information

## THE LUNDIN GROUP

Denison Mines Corp. is a proud member of the Lundin Group of Companies, an internationally recognized group of publicly traded, natural resource companies. The 16 companies within the Lundin Group operate in more than 30 countries and are actively engaged in the development/production of and exploration for oil and gas, gold, copper, cobalt, zinc, lead, silver, uranium, vanadium, diamonds, phosphate, iodine, sulphate and nitrate.

MIDWEST DEPOSIT, SASKATCHEWAN
GURVAN SAIHAN JOINT VENTURE, MONGOLIA
McCLEAN LAKE MILL/MINES, SASKATCHEWAN
COLORADO PLATEAU MINES
WHITE MESA MILL, UTAH
ARIZONA STRIP MINES
HENRY MOUNTAINS COMPLEX, UTAH
MUTANGA PROJECT, ZAMBIA
ENERGY METALS INVESTMENT

**PROFILE** Denison Mines Corp. (TSX: DML, AMEX: DNN) is a diversified, growth-oriented uranium producer in North America, with mining operations in the Athabasca Basin in Saskatchewan, Canada and the southwest United States including Colorado, Utah and Arizona. The company has ownership interests in two of the four conventional uranium mills operating in North America today.

Denison has a strong exploration and development portfolio with large land positions in Canada, the United States, Mongolia and Zambia. The company has one of the largest uranium exploration teams among intermediate uranium companies. Denison is also the manager of Uranium Participation Corporation (TSX: U).

The combination of a diversified production asset base with excellent exploration and development potential has uniquely positioned Denison for growth and development for the future.

## MAKING IT HAPPEN IN 2007

**Following the merger of Denison Mines Inc. and International Uranium Corporation in December 2006, Denison Mines Corp. has:**

- Successfully integrated the two operating companies into a mid-sized, diversified uranium producer with assets in Canada, the U.S. and Mongolia.
- Completed a significant acquisition that netted it the Mutanga Uranium Project in Zambia, further diversifying Denison's international holdings.
- Ramped up production at four mines on the uranium/vanadium rich Colorado Plateau.
- Started production at the Tony M uranium mine in Utah.
- Acquired five uranium deposits on the Arizona Strip.
- Continued the $21 million refurbishment of the White Mesa mill – not only refurbishing but also upgrading with a new processing control system and a new state-of-the art tailings cell.
- Increased investor liquidity and Denison's profile in the U.S. by listing on AMEX.
- Raised Cdn $124 million in equity through private placements.
- Working with joint venture partners AREVA Resources Canada and OURD, announced the development of the Midwest project which should produce at least two million pounds of $U_3O_8$ per year for Denison for four to five years starting in 2011.
- Completed resource estimates for: Hairhan, Mongolia; McClean North and Elliot Lake in Canada; and the Arizona Strip in the U.S.
- Undertook an aggressive exploration/development program in Canada, the U.S., Mongolia and Zambia.
- Expanded its staff with experienced, qualified people to support the increase in exploration and mining activity as well as strengthened its financial reporting infrastructure to service its increased activity.

**CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:** This annual report uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

Trading History on the TSX

16
14
12
10
8
6
4
Jan05
Jan06
Jan07

Denison Mines Corp. Annual Report 2007 1

# MAKING it HAPPEN WITH STRONG LEADERSHIP

Our goal for 2008 is to make it happen – to put all of our resources, our assets, our prospects and our people to work at the job of finding and producing significantly greater quantities of uranium to sell and fuel the growing demand for nuclear energy.

E. Peter Farmer
Chief Executive Officer

It has been a year of significant activity for Denison Mines Corp. – a year of growth through acquisitions, increased production and expanded exploration and development.

Following the merger of International Uranium Corporation ("IUC") and Denison Mines Inc. in December 2006, we successfully integrated the two companies' operations, financial systems and, most importantly, people. The result is a well-financed, diversified uranium producer with experienced personnel to develop and produce uranium from our assets in the U.S., Canada, Mongolia and Zambia.

Our Zambian holdings resulted from the 2007 acquisition of OmegaCorp Limited ("OmegaCorp"), an Australian-based exploration company whose primary asset was the Mutanga Uranium Project ("Mutanga") in Zambia. Since the takeover, Denison has advanced Mutanga and in 2008 we are moving forward with development and exploration drilling and preparation of a feasibility study, with a plan to start production in 2011.

2 Denison Mines Corp. Annual Report 2007

# LETTER FROM THE CEO

Also in 2007, we acquired five uranium deposits on the Arizona Strip in the U.S., which we are developing in parallel with our existing operations in the region. In 2008, we plan to have eight operating mines in the U.S. supplying uranium and uranium/vanadium ore to our newly refurbished White Mesa mill in Utah. All of our U.S. properties and exploration projects are within trucking distance of the mill, which is the only licensed conventional uranium mill operating in the U.S.

Similarly, in Canada, our mining and resource assets are located close to our 22.5% owned McClean Lake mill, one of the most technologically advanced conventional uranium mills in the world. By concentrating on exploration and development within the immediate vicinity of our milling facilities, our exploration successes can be readily developed utilizing our existing milling facilities. The recently announced development of the Midwest joint venture project is a good example of this operating philosophy. This high-grade deposit is within 15 kilometres of the McClean Mill and the infrastructure required to support the mine will also benefit the anticipated subsequent development of the adjacent Midwest A (formerly the Mae Zone) deposit.

At the Hairhan deposit in Mongolia, our development drilling in 2007 revealed a new zone of mineralization, supporting our promising earlier findings. We plan to advance our projects there and at nearby Haraat. Our Mongolian and Zambian projects provide important geographic and operational diversification.

On the corporate side, in 2007, Denison raised more than Cdn $124 million in two equity private placements, demonstrating the market's appetite for Denison's track record and potential. On April 19, 2007, Denison commenced trading on the American Stock Exchange ("AMEX") under the ticker symbol "DNN." This new listing is important to Denison, reflecting our U.S. presence and growing U.S. shareholder base and providing our shareholders with increased liquidity. By the end of the year, approximately 20% of our average daily trades were on the AMEX.

Denison is proud of its 52-year history in the uranium industry, proud that it produces a product that generates clean, safe nuclear power that reduces the world's carbon footprint and helps eliminate the emission of greenhouse gases. Nuclear power is used in 30 countries such as Canada, the United States, France, Japan, China, Italy, South Korea, South Africa, Finland and Romania. It is a long list and growing longer every year. Denison is a safe and reliable source of uranium for nuclear power that will serve generations to come.

Our goal for 2008 is to make it happen – to put all of our resources, our assets, our prospects and our people to work at the job of finding and producing significantly greater quantities of uranium to sell and fuel the growing demand for nuclear energy. With substantially increased production slated for both the McClean and White Mesa mills, Denison is poised to more than double its revenue in 2008, a situation that will directly benefit its shareholders and position the company for future growth.

**E. Peter Farmer**
Chief Executive Officer

Denison Mines Corp. Annual Report 2007 3

# MAKING it HAPPEN WITH STRONG LEADERSHIP

Exploration, development and production; Denison did it all in 2007. In our first year of operations as Denison Mines Corp., we drilled more than 90,000 metres on our exploration properties, spent about $20 million on development and had six mines and two mills in operation in Canada and the U.S.

Ron F. Hochstein
President and
Chief Operating Officer

Exploration, development and production; Denison did it all in 2007. In our first year of operations as Denison Mines Corp., we drilled more than 90,000 metres on our exploration properties, spent about $20 million on development and had six mines and two mills in operation in Canada and the U.S.

In 2007, Denison's uranium production totaled more than 680,000 pounds $U_3O_8$. Approximately 254,000 pounds came from processing alternate feed material at White Mesa and about 429,000 pounds was Denison's share of production from the McClean Lake joint venture. In 2008, as White Mesa shifts to milling of conventional ore and our U.S. mines gear up to full production, we anticipate producing between 1.4 and 1.7 million pounds $U_3O_8$ and between three to four million pounds of vanadium. At McClean Lake, our share of production in 2008 is estimated at 720,000 pounds.

Expanding production continues to be a key focus. We started 2007 with four operating mines on the Colorado Plateau: Topaz, West Sunday, Pandora and the Sunday/St. Jude complex. Some of these mines had not seen production in 20 years, while others have been closed down since the late 1990s. Each had to be rehabilitated, new ventilation shafts installed, and mine crews hired and in some cases, trained. It was a time consuming process, but by the end of 2007, our U.S. mines were producing a combined total of 10,000 tons of ore per month. In 2008, we expect that production figure to rise by at least 25%.

4 Denison Mines Corp. Annual Report 2007

LETTER FROM THE PRESIDENT & COO

We also reopened the Tony M mine in the Henry Mountains Complex in Utah. By mid-2008, we expect that Tony M will be producing 300 tons of ore per day and will ramp up to 450 tons per day by year end. Tony M's infrastructure will also be used to access the neighbouring Bullfrog deposit.

We're working on opening three more U.S. mines in 2008: Arizona 1 on the Arizona Strip and the Rim and Beaver mines on the Colorado Plateau. All three, like our other U.S. mines, are within trucking distance of our 100% owned White Mesa mill in Utah. At the high-grade Arizona 1 mine shaft rehab is near completion and mine development has begun, with ore production scheduled for mid-2008.

An expansion program such as we're undertaking in the U.S. is fueled by people but finding experienced miners has been an ongoing challenge. To overcome it, Denison started extensive training programs. These programs have worked well, both in supplying the trained personnel we need and establishing a core group of experienced miners that can contribute to future growth plans.

Denison's two fully licensed, operating mills, White Mesa and the 22.5% owned McClean Lake mill in northern Saskatchewan, are two of the four conventional uranium mills operating in North America. Both are state-of-the-art operations. At White Mesa, we are nearing completion of a $21 million mill refurbishment and tailings facility expansion and in 2007, a mill expansion of the McClean Lake mill was substantially completed. These modernization and expansion programs ensure that the mills are reliable and have the capacity to produce uranium in steadily increasing quantities for years to come.

Developing a long-term supply of ore is a cornerstone of Denison's operations. In 2007, our $15.5 million exploration program in the Athabasca Basin produced some promising discoveries. Early in the year, drilling at Midwest A, formerly the Mae Zone, where Denison has a 25.17% interest, yielded several extremely high-grade intersections. Later in the year, hole MW-755, testing the western extension of the Midwest A deposit intersected 21.9 metres of 3.20% $eU_3O_8$. Significant exploration potential remains along the three kilometre area between Midwest A and the Midwest deposit.

In 2008, approximately $26 million is earmarked for exploration and $24 million for development. The goal in 2008 is to move more of our projects from early- and mid-stage exploration to development. We'll be doing over 45,000 metres of drilling on our American properties in and around the Colorado Plateau mines. In the Athabasca Basin, as the operator of 26 projects, we'll be conducting 28,000 metres of drilling. In Mongolia, we've planned 85,000 metres of drilling as we work to move two projects toward production. In Zambia, we will be doing more than 47,000 metres of exploration and development drilling with the emphasis on development at the Mutanga and Dibwe projects.

One of our main accomplishments in 2007 was building our team. As well as the new miners hired in the U.S., Denison expanded its exploration team in the Athabasca Basin, where we are now a well-respected exploration operator in the region. We are expanding our teams in Mongolia and Zambia, and we have also hired experienced new executives in marketing and sales, and mining.

2008 is going to be a year of execution. By successfully executing our production, exploration and development plans, we will increase uranium production by 200% over 2007, expand our resource base and bring additional projects closer to production.

**Ron F. Hochstein**
President and Chief Operating Officer

Denison Mines Corp. Annual Report 2007 5

# MAKING it HAPPEN WITH PEOPLE

**E. Peter Farmer**
Chief Executive Officer

**Ron F. Hochstein**
President and Chief Operating Officer

**James R. Anderson**
Executive Vice President and Chief Financial Officer

**Harold R. Roberts**
Executive Vice President U.S. Operations

**Michael J. Schoonderwoerd**
Controller

**David C. Frydenlund**
Vice President U.S. Legal and Regulatory Affairs, Assistant Corporate Secretary

**Curt D. Steel**
Vice President Marketing & Sales

**William C. Kerr**
Vice President Exploration

**Brenda R. Lazare**
Canadian Counsel and Corporate Secretary

**Donald C. Campbell**
Vice President Commercial

**Philip G. Buck**
Vice President U.S. Mining

**William M. Shaver**
Executive Vice President Mine Development and Canadian Operations

**Denison's success depends on the efforts and abilities of all its people – mill workers, engineers, field geologists, bookkeepers, miners, office staff and management. Everyone plays an important role. Their expertise in exploration, development, production and sales help make it happen.**

6 Denison Mines Corp. Annual Report 2007

## SALES & MARKETING

**THE URANIUM INDUSTRY** **The primary commercial use for uranium is as nuclear fuel for the generation of electricity. Commercial nuclear power generation began more than 50 years ago and there are now 439 nuclear power reactors operating in a total of 30 countries, generating 372.1 gigawatts of electricity, or approximately 15% of the world's electricity. In 16 countries, more than one quarter of the total electricity used is generated by nuclear power. A further 34 reactors are under construction in 12 countries and 93 reactors are in the planning stage.**

US $/LB
140
120
100
80
60
40
20
0
JAN04
JAN05
JAN06
JAN07
Spot Price
Long-Term Price

$U_3O_8$ Spot and Long-Term Prices
(As of Dec 31/07)

Currently, the world's operating nuclear power reactors require about 180 million pounds of uranium per year. Yet, the total primary uranium production for 2007 is estimated at only 107 million pounds. The difference is supplied by secondary sources, such as inventories held by producers, utilities, governments and the recycling of highly enriched uranium ("HEU") from Russia. These sources are dwindling and the Russian HEU material is part of a supply agreement between the United States and Russia that expires in 2013.

According to the Ux Consulting Company LLC, uranium production to support world reactors will have to expand to 187 million pounds in 2010 and 212 million pounds by 2015. Demand is outstripping supply.

Within this supply/demand environment, the spot price of uranium increased steadily from $14.50 per pound at the beginning of 2004 to a high of $136.00 in June 2007. Since then, spot prices have been volatile: dropping to $75.00 in October 2007, rebounding to $95.00 in December 2007 and then dropping again. Nevertheless, most of the purchases and sales of uranium are contracted on the basis of the quoted long-term price of $U_3O_8$. The long-term price increase has been consistent and stable rising steadily from just under $11.00 per pound $U_3O_8$ at the end of 2002 to $95.00 per pound in May 2007, where it has remained today.

One of the dominant factors in the current market is the acceptance by certain of the utility companies that uranium production must be sustained, and therefore prices will reflect the necessity of uranium producers to recover their costs and a reasonable profit. Another dominant factor in the spot market has been the involvement of investment funds that have no relationship with the producers or end users of the product. This has led to significantly more volatility in the spot market for uranium, much like other commodities.

**VANADIUM** Vanadium is a soft, corrosion resistant metal with good structural strength. It is used primarily as an additive to stainless and carbon steel, where it imparts strength, hardness and wear resistance. Similarly, it is used in titanium alloys for jet engines, airframes, golf clubs and nuclear fuel cycle facilities. It is also used as a catalyst in the production of chemicals such as sulphuric acid, plastic, dyes and pigments.

**MARKETING AT DENISON** The sale of Denison's uranium has traditionally been and will continue to be primarily through long-term contracts and not on the spot market. All sales are individual contracts between Denison and the purchaser and the terms and methodology of pricing can vary significantly. The older or "legacy" long-term contracts at Denison that have ceiling prices that reflected the markets of the past all expire in accordance with their terms in 2008.

Denison will continue to pursue a strategy of selling into long-term contracts which are related to market price conditions at the time of sale and include provisions to adjust with changes in market conditions in the future. These contracts will also be based upon a percentage of production with some reasonable minimums.

Denison will begin marketing vanadium production from its White Mesa operation during 2008. It is expected that the sales will be through both long-term and spot contracts as dictated by the vanadium market.

Denison Mines Corp. Annual Report 2007 7

# MAKING

# HAPPEN

## IN THE UNITED STATES

### WHITE MESA MILL

Denison's 100% owned White Mesa mill is a fully licensed, conventional uranium processing mill with a vanadium co-product recovery circuit. Located six miles south of Blanding, Utah in the south-eastern part of the state, White Mesa is the only conventional uranium mill currently operating in the United States and is strategically located near all of Denison's current U.S. mine and exploration properties. White Mesa produced approximately 254,000 pounds of $U_3O_8$ from alternate feed materials in 2007.

In 2007, Denison made significant progress on the $21 million refurbishment of the White Mesa mill to prepare it for conventional ore processing. The project included the refurbishment of the vanadium roasting facilities, fusion and packaging circuits, replacement and upgrading of major pumps and component drives, and a complete modernization of the mill's instrumentation and process control systems. In addition, the re-lining of tailings Cell 4A was started in 2007 using state-of-the-art materials and will be completed in the second quarter of 2008. Tailings Cell 4A, when completed, will provide a further two million tons of tailings capacity, enough for about four years of production. Licensing has commenced on another tailings cell, Cell 4B, which will provide an additional two million tons of tailings capacity. Cell 4B is anticipated to be ready for use in 2009.

In July 2007, Denison announced the commencement of an Ore Buying Program for the White Mesa mill. The program provides an opportunity for independent miners to sell their uranium and uranium/vanadium ore directly to Denison. Denison expects to purchase approximately 40,000 tons of ore through the program in 2008. In addition, Denison began a uranium toll milling program in 2008 which provides yet another source of mill feed for White Mesa. Denison receives a toll milling fee for processing the ore. These programs will provide greater flexibility to maximize the mill operations.

Conventional ore processing at White Mesa is scheduled to begin in May 2008. Ore production from the Colorado Plateau and Tony M mines continues to be stockpiled at the mill. By the time processing begins, there will be approximately 160,000 tons of ore on the pad awaiting milling. It is expected that 2008 production at White Mesa will yield 1.4 million to 1.7 million pounds of $U_3O_8$ and three to four million pounds of vanadium.

8 Denison Mines Corp. Annual Report 2007

# U.S. OPERATIONS

**MINING: COLORADO PLATEAU** Straddling the southern border between Colorado and Utah, the Colorado Plateau district encompasses the Uravan mineral belt, which has a lengthy uranium mining history going back to the late 1890s. Denison owns a number of mine properties on the Plateau, all of which are within 65 to 100 miles of the White Mesa milll.

In 2007, Denison operated four mines in the area: Topaz, Pandora, West Sunday and Sunday/St. Jude. The Sunday/St. Jude, West Sunday and Pandora mines are mature operating mines with extensive underground workings, while the Topaz mine is relatively new. Working with independent mining contractors, Denison undertook the successful rehabilitation of these mines, reopening three of them in late 2006 and the fourth, Sunday/St. Jude, in early 2007.

**DENISON has trained a strong core group of miners that will serve it well as it pursues more mining opportunities in 2008. All totaled, Denison's Colorado Plateau mines produced approximately 75,000 tons of uranium/vanadium ore in 2007.**

Permitting delays for new ventilation raises and the training of inexperienced miners contributed to a shortfall in expected 2007 ore production. The new ventilation raises have been completed, providing several new working areas in each of the mines, and Denison has trained a strong core group of miners that will serve it well as it pursues more mining opportunities in 2008. All totaled, Denison's Colorado Plateau mines produced approximately 75,000 tons of uranium/vanadium ore in 2007.

Two existing mines are scheduled for reopening on the Colorado Plateau in 2008: Rim and Beaver. Each of these mines requires rehabilitation work to the existing mine shafts and in some cases dewatering and new ventilation shafts. A third mine, Van 4, will be in production in early 2009. Combined, Rim and Beaver are expected to contribute approximately 19,000 tons of ore in 2008 containing more than 69,000 pounds of $U_3O_8$ plus approximately 500,000 pounds of vanadium.

**MINING: HENRY MOUNTAINS COMPLEX** Denison's Henry Mountains Complex in Utah is one of the largest undeveloped conventional uranium resources in the U.S. The Henry Mountains Complex is one contiguous property totaling approximately 4,300 acres, which includes the Tony M deposit and mine and the adjacent Bullfrog deposit.

The Tony M mine was originally developed from 1977 to 1984 at which time nearly 17 miles of underground workings had been excavated. In 2006, Denison was granted an exploration permit that allowed it to inspect the Tony M workings and begin rehabilitation of the mine. Denison received operational permits in September 2007 and mining commenced. Several working faces are available in the upper part of the mine, and by mid-2008, it is expected that Tony M will produce 300 tons of uranium ore per day. The Tony M deposit has an historical indicated mineral resource of 1.28 million tons with an average grading of 0.21% $eU_3O_8$ totaling 5.3 million pounds of $U_3O_8$[1].

The full mine infrastructure of the Tony M mine will facilitate access to the nearby undeveloped Bullfrog resources. Following dewatering operations and a 3,500-foot extension of the main Tony M drift, a 600-foot shaft will be raised to the surface. The new shaft will be used to remove ore from the Bullfrog deposit. The first ore from the Bullfrog deposit is expected to be shipped to the White Mesa mill in late 2009. The Bullfrog deposit has an estimated indicated mineral resource of 1.06 million tons grading 0.32% $eU_3O_8$ totaling 6.87 million pounds of $U_3O_8$[2].

[1][2] The Company has filed the Technical Report on the Henry Mountains Complex Uranium Project, Utah, USA, dated September 9, 2006 on the Company's profile on the SEDAR website at www.sedar.com. Cutoff grade for the Tony M resources are at 0.15% $U_3O_8$ and for Bullfrog are at 0.20% $U_3O_8$.

Denison Mines Corp. Annual Report 2007 9

**THE ARIZONA 1** mine headframe. The underground mine, which is located 45 miles southwest of Fredonia, was partially developed in the early '90s. Production at Arizona 1 is expected to commence in mid-2008.

**LOOKING OUT** the portal of the Topaz mine, one of Denison's four operating mines on the Colorado Plateau. Located about 100 miles from the White Mesa mill, Topaz is a relatively new mine with the initial development drift completed in 2007.

**WORKERS** at the White Mesa mill, Blanding, Utah. In full operation, the mill employs approximately 130 people.

**TAILINGS CELL 4A** under construction. This state-of-the-art storage facility will be synthetically lined and designed to hold two million tons of tailings. As each tailings cell is filled, the water is drawn off and pumped to an evaporation pond and the tailings solids are allowed to dry. When each cell reaches final capacity, reclamation will begin.

10 Denison Mines Corp. Annual Report 2007

# U.S. OPERATIONS

## MINING: ARIZONA STRIP

**The Arizona Strip is an area largely bounded by the Arizona/Utah state line in the north and the Colorado River in the southeast. The mines on the Arizona Strip are approximately 320 miles from the Company's White Mesa mill – within truck-hauling distance.**

At the start of 2007, Denison owned four developed and partially developed mines in the Arizona Strip: Arizona 1, Canyon, Pinenut and Kanab North, all of which had been shut down when uranium prices were low. Both the Canyon and Pinenut mines require upgrading of their permits, a process which commenced in 2007. Arizona 1 is permitted with shaft rehabilitation and the driving of a ramp to access the deeper parts of the ore body underway. Production is anticipated to start at Arizona 1 by mid-2008. Inferred mineral resource estimates for Arizona 1 are 70,300 tons at an average grade $eU_3O_8$ of 0.68% containing 956,000 pounds $U_3O_8$ [3].

In February 2007, Denison acquired five additional uranium deposits on the Arizona Strip: EZ1, EZ2, DB, WHAT and Moonshine Springs. The proximity of these properties to Denison's other mines in the area provides a synergistic opportunity to significantly increase production in the area. Four of the deposits are breccia pipes and will require underground mining while the fifth, Moonshine Springs, is a sandstone hosted uranium deposit that can be developed as an open pit. Denison has started permitting on EZ1 and EZ2 and anticipates that one of these mines will be in production by 2009.

## U.S. EXPLORATION

**A significant exploration drilling program is planned for 2008, focused initially in the areas near the company's mines in Utah and Colorado.**

45,000 metres of drilling has been budgeted and drilling is expected to commence on six properties following the receipt of all the necessary regulatory approvals. The objective of the exploration program is to more fully define the existing mineralization at the Sunday, Pandora and Rim mines as well as locate similar deposits nearby with development potential. In addition to drilling near existing deposits, Denison is planning exploration on a number of properties and claims that it has acquired on the Colorado Plateau. The total U.S. exploration budget for 2008 is approximately $2 million.

[3] The Company has filed the Technical Report on the Arizona Strip Uranium Project, Arizona, USA, dated February 26, 2007 on the Company's profile on the SEDAR website at www.sedar.com. The cutoff grade used was 0.20% $U_3O_8$.

COLORADO PLATEAU
DOLORES
DEER CREEK/LA SAL
PANDORA MINE 30 holes 15,000 feet
MONOGRAM MESA 30 holes 21,000 feet
REDD RANCHES 90 holes 54,000 feet
VAN 4
RIM MINE 20 holes 14,000 feet
GMG/DV CLAIMS 40 holes 24,000 feet
SUNDAY MINES 35 holes 21,000 feet
TOTAL DRILLING 245 holes 149,000 feet
UTAH
COLORADO

2008 U.S. Drilling Program

Denison Mines Corp. Annual Report 2007 11

# MAKING it HAPPEN

## IN CANADA

### McCLEAN LAKE MILL, SASKATCHEWAN

The McClean Lake Joint Venture ("MLJV"), in which Denison owns a 22.5% share, includes mining and milling operations located on the eastern edge of the Athabasca Basin in northern Saskatchewan. Denison's partners in the joint venture are AREVA Resources Canada Inc. ("ARC") (70%), which is the operator of the MLJV, and OURD (Canada) Co., Ltd. ("OURD") (7.5%).

Central to the operation of the MLJV is the McClean Lake mill, a state-of-the art uranium processing facility. The mill expansion program to accommodate the processing of Cigar Lake ore, was substantially completed in 2007. Cigar Lake, which was originally scheduled to begin operations in 2007, is now expected to commence mining in 2011 at the earliest. Though Denison has no ownership in the Cigar Lake project, it will benefit from the receipt of toll milling fees and significantly reduced operating costs due to economies of scale. In the meantime, the MLJV benefits from the use of this expansion, which has turned the McClean Lake mill into one of the largest, most technologically advanced uranium mills in the world.

In 2007, the McClean Lake mill processed ore principally from the Sue E deposit and produced approximately 1.9 million pounds of $U_3O_8$, of which Denison's share was 429,000 pounds. Overall production at the McClean Lake mill is expected to increase in 2008 to approximately 3.2 million pounds (Denison's share: 720,000 pounds), due to increased tonnage and higher grade ore being processed.

12 Denison Mines Corp. Annual Report 2007

## CANADIAN OPERATIONS

**JEB TAILINGS MANAGEMENT FACILITY** The JEB open pit mine was converted into the JEB Tailings Management Facility ("TMF") after mining was completed in 1997. The facility was designed with a 25-year capacity that will allow it to accommodate the tailings from the processing of ore from McClean, Cigar Lake and Midwest.

Storage of mill tailings in an environmentally acceptable manner is a priority with the MLJV. The tailings are deposited subaqueously in a paste form from a barge to minimize tailings segregation, eliminate concerns of freezing and dust generation and control of radiation and radon emissions, ensuring that no contaminants escape into the general environment. Seven years of operation has consistently produced results that are better than applicable regulatory targets.

Studies are underway with a view to making the Sue E pit a new tailings management area thereby increasing the tailings capacity, which will ensure the continued operation of the McClean mill for several more decades.

**MINING of the Sue E deposit began in 2006 and is expected to be completed by the early second quarter of 2008. This will be followed by Sue B in 2008 and Caribou in 2009 or 2010, depending upon receipt of regulatory approvals.**

**McCLEAN LAKE MINING** The MLJV property is host to a number of ore deposits. By early 2008, three of the deposits had been completely mined: JEB, Sue C and Sue A. The remaining deposits are located along two trends of mineralization, the Sue trend and the McClean trend, with the Caribou deposit as a separate, singular pod.

Mining of the Sue E deposit began in 2006 and is expected to be completed by early second quarter of 2008. This will be followed by Sue B in 2008 and Caribou in 2009 or 2010, depending upon receipt of regulatory approvals.

The MLJV plans to develop the McClean North deposit as an underground mine. Licensing applications will be submitted in 2008 with production targeted for 2011.

**THE MIDWEST DEPOSIT** The Midwest deposit, in which Denison has a 25.17% share, is located approximately 15 kilometres west of the McClean Lake mill. ARC is the operator of this project as well. The development of this deposit involves draining part of the Mink Arm of South McMahon Lake to construct an open pit mine about 900 by 350 metres and 215 metres deep. The pit, as currently designed, will produce an estimated 36 million pounds of $U_3O_8$. Extensions to the deposit, located to the north, south and in the basement, could be developed once the pit nears completion. Subject to regulatory approvals, site construction, including the haul road, water treatment plant and other facilities, could begin in mid-2009. Stripping of the overburden would then commence in early 2010 with ore removal starting in mid-2011 and continuing to 2013. The Midwest ore will be processed at the McClean Lake mill at an expected rate of about 8.0 million pounds of $U_3O_8$ per year of which Denison's share will be just over 2.0 million pounds. The capital cost for Midwest, including the related McClean Lake mill expansion of about Cdn $100 million will be approximately Cdn $435 million, of which Denison's share will be approximately Cdn $109 million. Currently, the environmental assessment is in progress, with completion expected in the first half of 2009.

The infrastructure developed for the Midwest deposit could also serve the future development of the Midwest A deposit located three kilometres to the northeast.

Denison Mines Corp. Annual Report 2007 13

**AT THE McCLEAN LAKE** mill, a radiation technician checks personal alpha dosimeters (PADs). These individual monitoring devices clip on to workers' belts, thus accompanying them on their daily rounds. The PADs measure worker exposure to airborne radiation.

**OPEN PIT MINING** at the Sue E mine in northern Saskatchewan. These 100-ton capacity trucks are used to carry uranium ore from the pit to the nearby McClean Lake mill for processing. The shovel in the background can load these trucks in under two minutes.

**CANADIAN PRODUCTION PROPERTIES**

Midwest A
McClean Lake Mill
Midwest Deposit
Dedicated Haul Road
McClean North
Caribou
Sue B
Sue E Open Pit

14 Denison Mines Corp. Annual Report 2007

CANADIAN OPERATIONS

## ELLIOT LAKE, ONTARIO

**Denison owned and operated a significant underground mine complex at Elliot Lake in northern Ontario from 1957 to 1992, producing more than 147 million pounds of $U_3O_8$. The mine was shut down in 1992 when uranium had fallen to approximately $8 per pound.**

The mill facilities have been totally decommissioned, the underground workings are now partially flooded and all shaft and ramp openings are capped in accordance with applicable regulations.

In June 2007, Denison received an independent review and compilation of the resource estimate on its uranium deposits at this property. The review identified an historical mineral resource of more than 205 million pounds of $U_3O_8$ [4].

Although good infrastructure still exists in the Elliot Lake area, Denison has no plans at this time to recommence underground mining. Denison is, however, investigating the possibility of extracting uranium from the water that has seeped into the old mine over the past 15 years. As it seeped through the rock into the mine tunnels, the water leached uranium from the rock. Preliminary studies have suggested that as much as 200,000 pounds of $U_3O_8$ could be removed yearly from the water contained in the abandoned mine workings. A feasibility study is now underway.

[4] The Company has filed the Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario, dated June 29, 2007 on the Company's profile on the SEDAR website at www.sedar.com. A cutoff grade of 0.80 lb/ton $U_3O_8$ was used.

## EXPLORATION: ATHABASCA BASIN

**2007 was a year of consolidation for Denison's Canadian exploration team as two exploration groups – Denison's and IUC's – and two sets of properties were merged. New geologists were hired, new systems, logging databases and procedures were put in place. Denison's exploration team is now the third largest exploration operation in the Athabasca Basin.**

Denison has an active interest in a total of 35 exploration projects in the Athabasca Basin and is the operator of 26 of these projects. Exploration is concentrated on the southeast sector of the Athabasca Basin, which has highly favourable geology and is within trucking distance of both the McClean Lake and Key Lake mills. In 2007, Denison spent approximately $15.5 million on exploration in the Basin with a balance of grass roots, mid-stage and development projects.

On the 26 projects it operated in 2007, Denison drilled 71 holes for a total of approximately 26,000 metres. Denison's goal is to move early-stage projects into mid-stage, and mid-stage projects into development. The 2007 drilling program resulted in the advancing of a number of projects and the identification of new targets.

In 2008, Denison has budgeted more than $16 million for exploration in the Athabasca Basin. This includes 28,000 metres of drilling on nine Denison operated properties. A further 18,000 metres of drilling by ARC, Denison's joint venture partner, will be conducted in the Midwest area, with the primary goal of locating mineralized extensions from both the Midwest and Midwest A deposits.

Denison Mines Corp. Annual Report 2007 15

**THE DENISON EXPLORATION** camp at Moore Lake in northern Saskatchewan. The 2008 work at Moore Lake will consist of a focused relogging and drilling program. A significant resistivity surveying program will also attempt to create targets for future drilling.

**3-D MODELING** of the high-grade Midwest deposit depicting the three pods – north, south and basement. The deposit is located at a depth of 175 to 210 metres below the surface and the total strike length is 380 metres.

View Looking North
South Pod
North Pod
Unconformity
Basement Pod

**THE MIDWEST DEPOSIT,** located in the Athabasca Basin of northern Saskatchewan, consists of three contiguous mineral leases covering an area of 1,426 hectares. Access to the site is by air, at the Points North airstrip which is four kilometres from the site, and via an all-weather road that connects to the provincial highway system.

16 Denison Mines Corp. Annual Report 2007

CANADIAN OPERATIONS

## WHEELER RIVER

**Wheeler River is a 12,225 hectares property along the strike west of the McArthur River mine. Denison has earned a 60% interest in the property and is the operator.**

Denison has identified more than a dozen discreet areas on the property as stand alone targets and has a five-year plan to systematically evaluate these targets. Of particular interest is the McArthur quartzite ridge, which extends into the Wheeler property.

In 2007, a drill hole (WR-242A) intersected anomalous mineralization approximately 600 metres along strike from previously reported mineralization. This discovery further enhances the prospectivity of the west side of the ridge.

In 2008, Denison plans approximately 7,000 metres of drilling at three areas of Wheeler River at a cost of $2.2 million.

## WOLLY

**Wolly is a large and well-located property comprising 23,799 hectares that essentially surrounds the McClean Lake property.**

Denison currently owns 6.5% of the project and will earn up to 22.5% over the next three years. Wolly is operated by joint venture partner ARC and is arguably one of the most fertile exploration projects in the Basin.

Currently, drilling is targeted on both strongly anomalous historic conductors and also new basement hosted mineralization similar to the mineralization of the nearby Sue C and Sue E deposits.

## MOORE LAKE

**Moore Lake is comprised of 11 contiguous claims totaling approximately 36,000 hectares in the southeastern portion of the Athabasca Basin.**

Denison owns 75% of the project and is the operator with the remaining 25% owned by JNR Resources Inc.

The Maverick Zone is the most encouraging discovery to date at Moore Lake. Running along a northeast trend, mineralized intercepts have been recovered along nearly 800 metres of strike. This mineralization represents a conductor fault system with extensive hydrothermal alterations in the sandstone and basement rocks.

In winter 2008, Denison will be spending approximately $2 million in a focused drilling program.

## MIDWEST A

**The Midwest A deposit, formerly known as the Mae Zone, is roughly three kilometers northeast of the Midwest deposit. Denison has a 25.17% interest in the project with ARC owning 69.16% and OURD owning 5.67%. ARC is the operator.**

During the 3,000 metre, 2007 fall drill program, hole MW-753 successfully confirmed sandstone-hosted mineralization on the west extension of the discovery and a second drill hole (MW-755) intersected 21.9 metres of 3.20% $eU_3O_8$, potentially indicating a new high-grade zone to the southwest.

In February 2008, Denison received a 43-101 resource estimate for Midwest A showing an indicated mineral resource of approximately 5.8 million pounds of $U_3O_8$ at an average grade of 0.57% $U_3O_8$ and inferred mineral resources of 4.3 million pounds at an average grade of 21.2% $U_3O_8$ [5].

Because of its proximity to the Midwest deposit, Midwest A will benefit directly from the infrastructure (roads, power, water treatment and mill expansion) that will be built to support the development of the Midwest deposit.

In 2008, 11,600 metres of diamond drilling, and 40 kilometres of geophysical surveys are planned at Midwest A targeting geological extensions.

[5] The Company has filed the Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada, dated January 31, 2008 on the Company's profile on the SEDAR website at www.sedar.com. A cutoff of 0.05% eU was used.

Denison Mines Corp. Annual Report 2007 17

# MAKING

# HAPPEN
## IN MONGOLIA

In Mongolia, Denison owns a 70% interest and is the Managing Director in the Gurvan Saihan Joint Venture ("GSJV"). The other participants in the GSJV are the Mongolian government and Geologorazvedka, a Russian government entity, each of which holds a 15% interest. The joint venture was formed in early 1994 and currently holds five exploration licenses in the South Gobi region of Mongolia comprising more than 750,000 hectares.

The GSJV operates under a mineral agreement that was signed prior to the formation of the country's current mineral law.

The focus to date of the GSJV's drilling programs in Mongolia has been on sediment-hosted deposits that can be exploited by in situ recovery ("ISR") technology. Denison, through the GSJV, has conducted two ISR pilot tests – one at each of the Hairhan and Haraat deposits. These tests confirmed that the geology and hydrology of the GSJV's uranium properties are favourable for ISR development.

In 2007, Denison focused on development drilling at Hairhan and Haraat. A major, 56,000 metre program was completed and several important discoveries were made. At Hairhan, a new zone of at least five metres in thickness was located at depth on multiple drill hole profiles under the main Hairhan deposit. Although generally lower grade, the good permeable sands indicate potential for continuity and additional pounds. This will be a major target of the 25,000 metres of drilling planned at Hairhan in 2008. The indicated mineral resource at Hairhan currently stands at 7.9 million pounds, at an average grade of 0.076% $U_3O_8$[6].

18 Denison Mines Corp. Annual Report 2007

## MONGOLIA

At Haraat, the existing historical mineral resource estimate is 10.6 million tonnes at an average grade of 0.032% $U_3O_8$, yielding a potential 6.4 million pounds of ISR-recoverable $U_3O_8$[7]. In 2007, a scoping study was undertaken to evaluate various mining and milling processing scenarios, including heap leaching and ISR, for uraniferous material above the water table not included in the above resources. The study identified key areas to address in order to advance the project into development status. These areas will be the focus of the 2008 program at Haraat, including 10,000 metres of drilling.

In addition to the 35,000 metres of development drilling, over 50,000 metres of exploration drilling will be carried out on the GSJV's Gurvan Saihan, Ulzit and Urt Tsav licenses, and on Denison's 100% owned Tsagaan Ovoo property.

**In 2008, Denison will move closer to production with extensive development work at both Hairhan and Haraat. At Hairhan, $1.9 million has been budgeted for permitting, plant engineering and design, wellfield design and equipment procurement. By 2009, Denison expects to have a pilot ISR facility installed and operating at Hairhan with full commercial production slated for 2011. At Haraat, resource modeling and continued engineering studies are scheduled for 2008 at a cost of approximately $1.4 million.**

[6] [7] The Company has filed the Technical Report on the Uranium Exploration Properties in Mongolia, dated February 27, 2007 on the Company's profile on the SEDAR website at www.sedar.com. A cutoff grade of 0.012% $U_3O_8$ was used for Hairhan. A cutoff grade of 0.23% $U_3O_8$ was used for Haarat.

DENISON field geologist and drill crew at the Hairhan deposit in Mongolia. The RC drill rig in the background is one of several employed by Denison for exploration drilling. More than 85,000 metres of drilling is planned for Mongolia in 2008.

A TYPICAL Denison exploration field camp in the south Gobi region of Mongolia. Denison's crews utilize the traditional, wood-framed, felt-lined ger for accommodation and offices.

Denison Mines Corp. Annual Report 2007 19

# MAKING

# HAPPEN

## IN ZAMBIA

### MUTANGA URANIUM PROJECT

In 2007, Denison completed the acquisition of OmegaCorp, an Australian-based exploration company, whose main asset was the advanced stage Mutanga Uranium Project (formerly called the Kariba Uranium Project) in southern Zambia, located approximately 200 kilometres south of the capital city, Lusaka. The all cash deal cost approximately $170 million.

Mutanga consists of a single prospecting license covering 1,893 square kilometres. There are two main deposits, Mutanga and Dibwe, plus a number of exploration areas. Both deposits are shallow and amenable to open pit mining and alkali leach processing for extraction. Alkali leaching is a proven process, used in the U.S. with excellent results: rapid leach time, minimal extraction of impurities, reduced costs and reduced environmental and occupational health and safety issues.

Prior to the acquisition, a scoping study was completed by OmegaCorp that identified an historical mineral resource estimate of 13.7 million pounds $U_3O_8$. The scoping study is currently being updated and a feasibility study is targeted for completion in 2009.

In 2008, Denison will have four drill rigs on site – two diamond drills and two RC rigs – drilling at the proposed Dibwe and Mutanga open pit sites. In total, a program entailing 47,000 metres of infill and exploration drilling will be undertaken in 2008. In addition to the extensive drilling effort, a pilot plant test will be completed.

20 Denison Mines Corp. Annual Report 2007

ZAMBIA

**The project has enormous potential benefits for Zambia and the neighbouring population. Though adequate power and water exist nearby, significant dedicated infrastructure – roads, utilities, housing – will bring added prosperity to the region. Capital expenditures for the project are estimated to be over $100 million with the yearly operating costs reaching $40 million. Denison has projected the need for a workforce of 400 personnel. When full production is reached, Mutanga should produce an estimated 1.5 million pounds of uranium per year.**

DENISON field camp crew at Mutanga, Zambia. The Mutanga Project currently employs more than 80 people from the local villages. Most of the workers were previously subsistence farmers. Denison and its contractors have trained the crew in various skills such as drilling, probing and logging.

REVIEWING drill cores in Zambia. During the transition period, Matt Yates, former Managing Director of OmegaCorp Limited, shows Denison President and COO Ron Hochstein drill core from the Mutanga deposit. Denison purchased OmegaCorp in 2007 and with it acquired the highly prospective Mutanga Project, consisting of the Mutanga and Dibwe deposits, plus a number of exploration areas.

Denison Mines Corp. Annual Report 2007 21

FREQUENCY/200,000 MAN HOURS
40
35
30
25
20
15
10
5
0
35
23.5
12
11.5
11.7
2003
2004
2005
2006
2007

McCLEAN INCIDENT FREQUENCY

# ENVIRONMENTAL, HEALTH & SAFETY

mSv
Regulatory Limit
20
15
10
5
0
11.0
2.7
6.1
0.9
4.8
0.9
2.3
0.3
3.76
0.39
Maximum
Average
EIS TARGET
2004
2005
2006
2007

ANNUAL RADIATION DOSE FOR McCLEAN WORKERS

**ENVIRONMENTAL HEALTH & SAFETY** **The health and safety of all of Denison's employees is of paramount importance. Denison is committed to environmentally responsible management and compliance with occupational health and safety laws in all the jurisdictions in which it operates. Each Denison employee is mandated to promote a safe and positive working environment for all and to comply with Denison's policies concerning environmental, health and safety matters. Any lost time injury is brought to the attention of the Board of Directors.**

The company also runs its operations in full compliance with applicable legislation in a manner that minimizes the impact on our ecosystem. In both the U.S. and Canada, Denison operates under ALARA (As Low As Reasonably Achievable) programs, which place environmental and radiation health and safety protection standards at levels 10 to 25% of regulatory limits. This ensures that Denison meets or exceeds all levels of environmental and health and safety standards both for its staff and for the communities in which it operates.

There were no lost time accidents at any of Denison's U.S. operations in 2007. The White Mesa mill operated continuously throughout 2007 without a major shut down or serious accident, and the operation has not had a lost time accident in over 500,000 hours worked since May, 2001. All radiological monitoring at White Mesa was conducted in accordance with applicable license conditions and regulatory requirements.

In Canada, McClean Lake mining and milling, which is operated by Denison's joint venture partner ARC, operated continuously for the 12 months of 2007 without a major shut down. The facility reported three lost time accidents in 2007. There were no reports of environmental action level exceedences during 2007.

Denison Environmental Services had no lost time accidents during 2007. At the Stanleigh mine site in Elliot Lake, where DES has a contract to monitor, treat and report on Rio Algom's decommissioned uranium mining properties, DES achieved a rating of 96% in an environmental audit of the project.

22 Denison Mines Corp. Annual Report 2007

**DENISON ENVIRONMENTAL SERVICES ("DES")** was formed in 1997 to provide mine decommissioning and long-term care and maintenance services to closed mining facilities. The original staff at DES was involved in the successful decommissioning of Denison's Elliot Lake mines after their 1992 closure and Denison leveraged that experience and highly qualified staff in establishing DES. To this day, DES manages Denison's Elliot Lake properties.

Over the past decade, DES has worked on a number of private and government- sponsored projects in Ontario (Rio Algom, Bicroft), Québec (Yvan Vezina), Saskatchewan (Cluff Lake Uranium Mine) and Newfoundland and Labrador (Hope Brook Mine). DES's reputation for the safe execution of decommissioning projects and ongoing care and maintenance is second to none. DES is an ISO 9001:2000 certified company.

Currently, DES is involved in six projects. One of the largest is in Elliot Lake, at the closed uranium properties, owned by Rio Algom BHP Billiton. DES has been providing comprehensive services to monitor, treat and report on these closed properties since 2001.

In March 2007, DES secured the contract for the long-term care and maintenance of a closed base metal mine at Les Mines Selbaie in Québec. The five-year agreement, which was awarded by the property's owner Billiton Base Metals, calls for the operation of an onsite effluent treatment plant, ongoing administration of the site's health and safety plan, and environmental monitoring and performance reporting. Some of DES's staff for this project work out of the newly established DES office in Rouyn Noranda.

# RELATED BUSINESSES

**DES BOOM TRUCK** working on the new Stanleigh Treatment Plant at Elliot Lake for Rio Algom. As part of the contract, DES also supplied electrical, instrumentation and mechanical workers towards the construction of the plant.

## URANIUM PARTICIPATION CORPORATION

Denison was instrumental in the establishment of the Uranium Participation Corporation ("UPC") in March 2005 and is the manager. UPC is an investment holding company that raises equity and invests the proceeds in uranium, either in the form of $U_3O_8$ in concentrates or uranium hexafluoride ("$UF_6$"). UPC's primary investment objective is to achieve long-term appreciation of its uranium holdings. As a publicly traded company (TSX:U), UPC provides investors with an opportunity to hold uranium without the risks associated with uranium producers. UPC had a market capitalization of about $683 million at December 31, 2007.

Uranium is acquired by UPC when its Board of Directors determines that appreciation in value of that uranium is likely. As of December 31, 2007, UPC's investment portfolio consisted of 4,475,000 pounds of $U_3O_8$, worth approximately Cdn $398 million and 1,417,230 kilograms U as $UF_6$, worth approximately Cdn $336 million.

As manager, Denison supervises the activities of UPC including the purchasing of uranium on behalf of UPC, arranging for its storage in licensed facilities in Canada, France and the United States, and attending to regulatory reporting. Denison does not have, directly or indirectly, an ownership interest in UPC. Denison earned aggregate management fees, commissions and other income of Cdn $4.6 million from UPC in 2007.

Denison Mines Corp. Annual Report 2007 23

# CORPORATE GOVERNANCE

**GOOD CORPORATE GOVERNANCE** is fundamental to the success of any public company. Denison Mines is committed to timely, open and transparent disclosure and believes that governance is a key to delivering outstanding shareholder value.

## THE BOARD OF DIRECTORS

**The quality of Denison's Board is of primary importance to its commitment to outstanding corporate governance and the successful operation of the company. Denison's Board sees its responsibilities in terms of the stewardship of the company – to supervise and evaluate management, set appropriate business policies and develop and approve corporate strategies and goals.**

Each of the Denison directors was chosen because of their individual expertise, their personal integrity and high ethical standards. The Denison Board has a matrix of talent with stellar business experience and particular expertise in the mining industry, finance and law. Nine of the ten Denison Board members have additional public company experience from serving on the boards of other public issuers.

Each director's performance is assessed on a yearly basis by his/her peers. The Board engages in regular self-assessments to ensure that board members as a whole are comfortable with the board's mandates and comfortable with the performance of the board and each of its committees.

In order to ensure a thorough understanding of the company, individual board members are encouraged to communicate directly with senior management. Site visits to Denison's mines and milling facilities are also encouraged so that the board members have a deeper understanding of the operating assets of the company.

## BOARD INDEPENDENCE

**The majority of the ten Denison directors are independent under the terms of National Instrument 58-201. Only independent directors sit on the Audit Committee and the Corporate Governance and Nominating Committee. The Compensation Committee and the Environment, Health and Safety Committee are each composed of a majority of independent directors.**

In addition, since the Chairman of the Board, Lukas Lundin, is a significant shareholder, the Board has appointed Paul Little as lead director to provide leadership for the Board, independent of management.

To further ensure the independence of the Board, any director may, with the approval of the appropriate committee, engage independent advisors at the expense of the company.

## DISCLOSURE

**Shareholder concerns are of fundamental importance to Denison. All senior officers speak to shareholders regularly and Denison has appointed several individuals within the company to respond promptly to the queries of analysts and institutional and individual investors. Denison prides itself on responding to investor and/or media inquiries promptly and accurately.**

Denison's management actively seeks out opportunities to present the Denison story in regular meetings with its investors and in public forums. Every year, Denison participates in numerous investor conferences around the world and posts its presentations from these conferences on its website.

Denison Mines is committed to the informative, timely, and accurate disclosure of all material information concerning the company through broadly disseminated disclosure which offers fair and equal access to all investors, both institutional and private. All documents filed by the company on SEDAR or EDGAR are concurrently posted on the corporate website.

24 Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007 (Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2008 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 28 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. References to “2006” and “2005” refer to the 15-month period ended December 31, 2006 and year ended September 30, 2005. References to 2007 refer to the year ended December 31, 2007.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in this MD&A. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
Denison Mines Corp. Annual Report 2007     25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects production of between 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.
There are now 104 operating nuclear reactors in the United States and a total of 439 operating worldwide in 30 countries, representing a total world nuclear capacity of 372.1 gigawatts. A further 34 reactors with a capacity of 27.8 gigawatts are under construction in 12 countries and an additional 93 reactors (100.6 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.
Uranium Supply and Demand
The world’s operating nuclear power reactors require approximately 180 million pounds of U3O8 per year. As nuclear power capacity increases, the uranium fuel requirement also increases and is estimated to rise to approximately 187 million pounds U3O8 by 2010 and approximately 212 million pounds U3O8 by 2015. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2000—2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005; however, production decreased in 2006 to 102.5 million pounds as a result of problems at several production centres. 2007 production is estimated at 107 million pounds. Canada and Australia currently account for over 41% of the world’s production. The United States’ production represented a little over 4.4%, or 4.7 million pounds of uranium in 2007. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on preliminary 2007 production figures, seven companies accounted for over 88% of primary production while the six largest uranium mines produced over 56% of the aggregate global production.
Primary uranium production only supplies approximately 60% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium (“HEU”) from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and a three company consortium composed of Cameco Corporation (“Cameco”), AREVA Group (“AREVA”) and NUKEM, Inc., the authority to sell the natural uranium feed component (in the form of UF6) derived from the LEU (the “HEU Feed”) in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long-term supply agreements directly with U.S. utilities and the three companies.
The Russian HEU Agreement terminates in 2013 and Russia has formally stated that it will not be renewed, as had once been anticipated. Additionally, as a result of the dramatic rise in uranium and enrichment prices of the past two years, Russia has notified all of the parties to the HEU Agreement that the previously agreed pricing can no longer stand. Discussions have begun to renegotiate the component prices among the parties and are expected to be completed later this year.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of reactors world-wide. Based upon the most recent assessment of market trends published by The Ux Consulting Company LLC in their January 2008 edition of “The Uranium Market Outlook” under Reference Case conditions, uranium production to support Western reactors will need to expand from its 2007 level of 107 million pounds, up to 152 million pounds in 2010 and reach 212 million pounds by 2015.
26     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts the actual price mechanisms are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007.
Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all-time low of $7.10 per pound. The uranium price increased at a moderate rate reaching 14.50 per pound U3O8 by the end of 2003. The spot price increased steadily from that date reaching $72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of $136.00 in June 2007. At the end of June 2007, the spot price dropped $3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to $75.00 in October, then rebounding to $95.00 in December. Prices have continued to be volatile in 2008. As of the date hereof, the uranium spot price is $74.00 per pound U3O8.
The long-term uranium price has undergone a similar increase over the past several years, but with significantly less volatility, rising from just under $11.00 per pound U3O8, at the end of 2002, to $95.00 per pound in May 2007. Since that time the long-term price has remained at $95.00 per pound U3O8. The long-term price rose due to increased demand from utilities as they placed more of their requirements under contract.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2007, four Western companies, Cameco, AREVA, Rio Tinto plc and BHP Billiton Limited produced approximately 58.4% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 41.6% of global uranium output in 2007. In 2006, Kazakhstan, Russia and Uzbekistan produced a combined 30.4% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 22.7% of the world supply.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and Midwest jointly with AREVA Resources Canada Inc. (“ARC”) production from these properties through a joint marketing company, McClean Uranium Limited (“MUL”). MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. Denison’s production from the White Mesa mill is marketed directly by Denison. Agreements with AREVA provide for production to be allocated first to market related contracts with any surplus to be apportioned evenly over the legacy contracts. The lower price, base-escalated legacy contracts expire by the end of 2008.
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These long-term, or “legacy” contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under some of the legacy contracts cannot match such market increases.
Delivery scheduling (or timing) under long-term contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Marketing of the White Mesa production, which is scheduled to begin in the second quarter of 2008, will concentrate on long-term contracts utilizing a variety of pricing mechanisms while retaining a portion of the production to be sold on the spot market to take advantage of opportunities in the current tight supply-demand situation.
Denison Mines Corp. Annual Report 2007     27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake,” “black flake,” “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for more than half of historic U.S. production. Vanadium in these deposits typically occurs at an average ratio of five to six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable in the past.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound V2O5, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00—$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $2.56 per pound by December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply coming into the market. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through 2004. In 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to a range of $8.00 to $10.00 per pound V2O5, at the end of 2005, due to the ramp-up of Chinese vanadium production. Prices continued to decline during 2006 to the $7.00 to $8.00 range and have remained in this range throughout 2007. In early 2008, vanadium prices increased significantly to $14.00 to $15.00 per pound due to power supply issues in South Africa. South Africa is a major supply source of vanadium, representing approximately 39% of the world’s production.
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows and the demand for titanium alloys for jet engine components increases with new aircraft orders throughout the world.
Marketing Vanadium
Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes or Platt’s Metals Weekly. Historically, vanadium production from the White Mesa mill has been sold into the worldwide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 660 pounds of product.
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the year ended December 31, 2007, for the 15 months ended December 31, 2006 and for the year ended September 30, 2005.

	3 Months ended	Year ended	15 Months ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Sept. 30,
(in thousands)	2007	2007	2006	2005

Results of Operations:

Total revenues	$36,825	$76,764	$9,722	$131
Net income (loss)	23,542	47,244	(16,998)	(11,450)
Basic earnings (loss) per share	0.12	0.25	(0.18)	(0.14)
Diluted earnings (loss) per share	0.12	0.24	(0.18)	(0.14)

28     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007

	As at Dec. 31,	As at Dec. 31,	As at Sept. 30,
	2007	2006	2005

Financial Position:

Working capital	$75,915	$93,743	$4,244
Long-term investments	20,507	16,600	3,814
Property, plant and equipment	727,823	403,571	6,767
Total assets	1,001,581	659,348	34,214
Total long-term liabilities	$175,081	$123,244	$13,444

RESULTS OF OPERATIONS
General
The Company recorded net income of $47,244,000 ($0.25 per share) for 2007 compared with a net loss of $16,998,000 ($0.18 per share) for 2006.
Revenues totaled $76,764,000 for 2007 compared with $9,722,000 for 2006. Expenses totaled $83,771,000 for 2007 compared with $33,816,000 for 2006. Net other income totaled $41,627,000 for 2007 compared with $7,399,000 for 2006.
Revenues
Uranium sales revenues for the fourth quarter were $34,173,000. Sales from U.S. production were 250,000 pounds U3O8 at an average price of $89.84 per pound. Sales of Canadian production were 150,000 pounds U3O8 at an average price of $74.37 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency transactions.
Uranium sales revenues for the year were $65,125,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Uranium sales revenue in the 2006 period totaled $7,575,000 for the net sale of 109,400 pounds U3O8 from Canadian production at an average sales price of $55.76 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,475,000. Revenue in 2006 represents only one month activity post acquisition of DMI.
Denison currently markets its uranium from the McClean Lake joint venture jointly with ARC. Denison’ share of current contracts sales volumes is set out in the table below:

	Current Contracted Sales Volumes
	(pounds U3O8 x 1000)
(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot
Notes:
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During 2007, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company received a fee for a majority of its alternate feed materials once they are delivered to the mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded. Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During the year, the Company completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing and by-product disposal revenue totaled $2,526,000 compared to $1,492,000 in 2006.
Revenue from the environmental services division was $4,723,000 compared to $221,000 in 2006. Revenue from the management contract with Uranium Participation Corporation was $4,390,000 compared to $430,000 in 2006. Both of these revenue sources were acquired in the DMI transaction that was effective December 1, 2006. Therefore 2006 revenues represent only one month.
Denison Mines Corp. Annual Report 2007     29

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totaled 166,000 and 429,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
The Midwest deposit is currently scheduled to commence production in mid-2011 and production is planned to be processed at a rate of about 8—9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to over 7.7 million pounds of mill output per year, was scheduled to commence in early 2008 until delayed by the flooding of the Cigar Lake mine in late 2006. The timing of commencement of production of Cigar Lake ore is in 2011 at the earliest. The McClean Lake mill expansion required to receive and process ore from Cigar Lake, which was funded by the Cigar Lake joint venture, is substantially complete. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore. Denison has no ownership interest in the Cigar Lake joint venture.
Production at the White Mesa mill from alternate feed milling was 254,000 pounds U3O8. The Company will continue to process alternate feed materials in the first quarter 2008
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $2,301,000 for the year compared with $420,000 in 2006. This difference is due to the inclusion of the operation of DMI for only one month in 2006. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.3% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after July 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes will be reduced to 3.1% with further reductions scheduled in 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended December 31, 2007 exploration expenditures totaled $4,049,000 and totaled $20,963,000 for the year ended December 31, 2007 as compared to $3,370,000 and $14,790,000 for the three and fifteen months ended December 31, 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) and located 3 km northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin. Denison is operator of two mid-stage projects, the Moore Lake and the Wheeler River joint ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,239,000 of which $3,036,000 was expensed in the statement of operations for the three months ended December 31, 2007 and totaled $17,445,000 of which $16,638,000 was expensed in the statement of operations for the year ended December 31, 2007.
Exploration expenditures of $1,000,000 for the three month period and $4,048,000 for the year ended December 31, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
The remaining expenditures of $13,000 for the three-month period and $277,000 for the year were spent on the Company’s other properties.
General and Administrative
General and administrative expenses were $3,871,000 for the three months and $13,469,000 for the year ended December 31, 2007 compared with $7,286,000 and $11,379,000 for the three and fifteen months ended December 31, 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations, the acquisition and implementation of new information systems and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
30     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Other Income and Expenses
Other income (expense) totaled $4,284,000 for the three months and $41,627,000 for the year ended December 31, 2007 compared with $4,652,000 and $7,399,000 for the three and fifteen month periods ended December 31, 2006. The net other income in the quarter and for the year is primarily due to the disposition of portfolio investments.
Income Taxes
The Company has provided for a current tax expense of $3,141,000 and for a future tax recovery of $15,765,000. The future tax recovery results primarily from a decline in expected future income tax rates.
OUTLOOK FOR 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is expected to be completed early in the second quarter of 2008. Stripping of the Sue B overburden was completed in 2007. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, will follow completion of Sue E.
U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the second quarter of 2008, eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At December 31, 2007, a total of 85,000 tons had been shipped to the mill. The Company expects to have approximately 160,000 tons of material stockpiled before conventional ore production commences in May of 2008. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
The White Mesa mill refurbishment program is now scheduled to be completed by the end of April, 2008. The short delay is due to a number of factors including, abnormal snow fall, equipment deliveries, contractor availability and difficulties in completing the alternate feed processing. The $21 million program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by July 2008.
Due to the short delay in commencing the milling of conventional ore and scheduling of ore feeds, we now expect to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008. The drop in uranium production is impacted primarily by the delay in processing on the Arizona 1 ore to late in the year. This has pushed uranium production from the fourth quarter 2008 to the first quarter of 2009.
Sales
The Company expects to sell 1.8—1.9 million pounds of U3O8 in 2008 including 1.1—1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. The physical properties of the basement rocks underlying the sandstone basin, not the sandstone, determine the economic potential of any property. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable basement rocks in the prolific southeastern sector of the Basin.
Denison is participating in 14 drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, North Wedge, Bell Lake, and Moore Lake Joint Ventures. In addition, Denison is drilling on the 100% owned Bachman-Crawford Lakes, Jasper Lake, Stevenson River and Ahenakew projects. JNR Resources Inc. is operator of the Pendleton Lake JV, where four holes totalling 500 metres will be drilled, and the Lazy Edward Bay project where 3,500 metres in 20 holes are targeted. Near the McClean Mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects, where 72 holes totalling 17,800 metres in aggregate are planned.
On Denison’s operated and non-operated projects, a total of approximately 34,000 metres of drilling is planned this winter. The Company’s projects in the Basin represent a good balance of grass roots, mid-stage, and development projects. Other than 11,600 metres dedicated to drilling advanced targets on the Midwest property, almost all holes are focussed on well prepared targets in high potential areas not yet at the development stage. Denison strives to achieve a budget total of 80% devoted to drilling.
Denison Mines Corp. Annual Report 2007      31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Approximately 750 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on ten properties, where over 200 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 317 line kilometres of Horizontal Loop Electromagnetics and over 160 line kilometres of DC Resistivity surveys will be completed during the 2008 winter season. Over 675 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its 2008 U.S. exploration program. The program will be focussed on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work compared to previous years. The work in 2007 was successful in confirming and enhancing the potential of the two advanced properties and several exploration projects while downgrading several reconnaissance projects.
Denison’s plans for 2008 involve over 85,000 metres of drilling. All drill and logging contracts have been signed and are in place for this work. On the GSJV Hairhan project, development drilling will be aimed at upgrading resources from inferred to indicated, and to test high potential areas for additional resources. Several basinal depressions (one over 200 kilometres long) will be evaluated. A major hydrological drilling program will also be undertaken at Hairhan in preparation for ISR pilot plant commercial testwork slated for 2009.
Zambia
Denison commenced field work in the last quarter of 2007, and is planning an intensive program of both reverse circulation and diamond drilling totalling 47,000 metres of drilling in support of its advanced work. A budget of over $20,000,000 is slated to upgrade resources, carry out a metallurgical pilot plant program and complete the feasibility study in support of taking an anticipated production decision in 2009. The Mutanga project has two deposits drill defined to date — Mutanga and Dibwe — where the drilling efforts are focussed on upgrading and expanding the resources of both deposits.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2007	2007	2007	2007
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,825	$9,411	$18,809	$11,719
Net income (loss)	23,542	(11,721)	40,489	(5,066)
Basic and diluted earnings (loss) per share	0.12	(0.06)	0.21	(0.03)

	2006	2006	2006	2006	2006
(in thousands)	Q5	Q4	Q3	Q2	Q1

Total revenues	$8,322	$1	$2	$666	$731
Net income (loss)	(2,407)	(6,368)	(2,886)	(2,474)	(2,863)
Basic and diluted earnings (loss) per share	(0.02)	(0.06)	(0.03)	(0.03)	(0.04)

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $19,680,000 at December 31, 2007 compared with $69,127,000 at December 31, 2006. The decrease of $49,447,000 was due primarily to the acquisition of OmegaCorp Limited (“OmegaCorp”) using net cash of $158,583,000 offset by net cash proceeds of $107,265,000 received from the issuance of common shares through private placements and exercise of warrants and stock options. In addition, the Company raised $52,870,000 from the sale of long-term investments and expended $59,578,000 for property, plant and equipment.
Net cash used in operating activities was $23,084,000 during 2007 compared with $27,494,000 during 2006. Net cash used in operating activities are comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2007 include increases of $28,443,000 (2006: $7,175,000) in trade and other receivables and $9,468,000 (2006: $4,414,000) in inventories. The increase in trade and other receivables during 2007 is primarily the result of uranium sales in December. The increase in inventories during 2007 consists primarily of the increase in ore in stockpile at December 31, 2007.
Net cash used in investing activities was $158,469,000 during 2007 compared with net cash provided of $45,752,000 during 2006. The decrease was due primarily to the acquisition of OmegaCorp using net cash of $158,583,000, expenditures on property, plant and equipment of $59,578,000 offset by proceeds from the sale of long-term investments of $52,870,000 and a decrease in notes receivable of $9,778,000.
32     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
During 2007, the Company completed two significant equity financings for total gross proceeds of $105,419,000 (Cdn$123,876,000). On January 9, 2007, the Company completed a private placement of 9,010,700 common shares at a price of Cdn$11.75 per share for gross proceeds of $89,847,000 (Cdn$105,876,000). On April 2, 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of Cdn$16.30 per share for gross proceeds of $15,572,000 (Cdn$18,000,000) to fund eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $102,151,000.
In total, these sources and uses of cash resulted in a net cash outflow of $49,447,000 during 2007 compared with a net cash inflow of $63,016,000 during 2006.
Subsequent to the year end, the Company put in place a Cdn$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc. Management is confident that the Company’s future cash flows and additional financing available to it will be sufficient to allow it to carry out its operational and development plans.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative. In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed Cdn$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn Cdn$11,000,000 under the facility. The temporary facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006 (1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income
Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

Total fees earned from UPC	$14,351	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
Denison Mines Corp. Annual Report 2007     33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated on the previous page.

During 2007, the Company had the following additional related party transactions:
a)	Sold 16,562,500 shares of Fortress Minerals Corp. (“Fortress”) to a company associated with the Chairman of the Company for gross proceeds of approximately Cdn$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At March 18, 2008, there were 189,780,035 common shares issued and outstanding, 8,409,155 stock options outstanding to purchase a total of 8,409,155 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,914 common shares, for a total of 207,754,104 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 excluded the operations of OmegaCorp, which was acquired by the Company effective August 1, 2007. OmegaCorp is a wholly-owned subsidiary of the Company. OmegaCorp total assets represented approximately 23% of the book value of consolidated total assets of the Company for the period ended December 31, 2007. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:

Depletion and Amortization of Property, Plant and Equipment

Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
34     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Impairment of Long-Lived Assets

The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. Capitalized mineral property expenditures, these factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.

Asset Retirement Obligations

Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.

Stock-Based Compensation

Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.

Retiree Benefit Obligation

Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

The Company adopted the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company did not have a material impact;

c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement“establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses are then realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and

d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
Denison Mines Corp. Annual Report 2007     35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.

b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the Company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and how the Company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.
CONTRACTUAL OBLIGATIONS
At December 31, 2007, the Company had a reclamation liability of $20,389,000 consisting of $10,467,000 for U.S. mill and mine obligations, $8,319,000 for Elliot Lake and $1,603,000 for the McClean Lake and Midwest joint ventures.

In addition, the Company’s contractual obligations at December 31, 2007 are as follows:

					After
	Total	1 Year	2—3 Years	4—5 Years	5 Years

Operating lease obligations	$2,753,000	$767,000	$974,000	$643,000	$369,000

ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2007 are $20,389,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents as collateral against certain of these security items. At December 31, 2007, the amount of these restricted investments collateralizing the Company’s reclamation obligations was $15,849,000.

Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.

As mentioned in previous reports, the Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. The investigations to date indicate that this contamination appears to be contained in a manageable area. The scope and costs of remediation have yet to be fully determined but are unlikely to be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
36     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Volatility and Sensitivity to Prices and Costs

Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.

Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Replacement of Reserves and Resources

McClean Lake, Midwest, Arizona, Colorado Plateau and Henry Mountains reserves and resources are currently Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, Colorado Plateau and Arizona strip deposits are expected to be produced by 2017, and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit and certain of its US properties will be put into production, there can be no assurance that they will be.

Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore handling and transport.
Denison Mines Corp. Annual Report 2007     37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Imprecision of Reserve and Resource Estimates

Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Decommissioning and Reclamation

As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

In addition, effective January 20, 2001, the U.S. Bureau of Land Management (“BLM”) implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.

The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

Production Estimates

Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
38     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer time than originally anticipated to bring into a production phase and to require more capital than anticipated.
Denison Mines Corp. Annual Report 2007     39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Governmental Regulation and Policy Risks

The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia and a development program in Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
40     Denison Mines Corp. Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Accounting Policies

The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgements or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgement in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.

Credit Risk

Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium or vanadium purchased or the environmental services provided.

Currency Fluctuations

Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. Volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Dependence on Key Personnel

Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Denison Mines Corp. Annual Report 2007     41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year Ended December 31, 2007
Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.

Reliance on ARC as Operator

As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

Labour Relations

Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Indemnities

As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this MD&A or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
42     Denison Mines Corp. Annual Report 2007

RESPONSIBILITY FOR FINANCIAL STATEMENTS
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and expresses their opinion on the consolidated financial statements and on internal control over financial reporting.

E. Peter Farmer	James R. Anderson
Chief Executive Officer	Executive Vice-President and Chief Financial Officer
March 18, 2008
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 excluded the operations of OmegaCorp, which was acquired by the Company effective August 1, 2007. OmegaCorp is a wholly-owned subsidiary of the Company. OmegaCorp total assets represented approximately 23% of the book value of consolidated total assets of the Company for the period ended December 31, 2007.
CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Denison Mines Corp. Annual Report 2007     43

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Denison Mines Corp.,

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Denison Mines Corp. as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Denison Mines Corp. as at December 31, 2007 and 2006, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for the year ended December 31, 2007, the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the fifteen-month period ended December 31, 2006 and the year ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Controls over Financial Reporting, management has excluded OmegaCorp from its assessment of internal control over financial reporting as at December 31, 2007 because it was acquired by the Company effective August 1, 2007. We have also excluded OmegaCorp from our audit of internal control over financial reporting. OmegaCorp is a wholly-owned subsidiary whose total assets represent 23% of the related consolidated financial statement amounts as at and for the year ended December 31, 2007.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008
Comments by Auditors on Canada — US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 18, 2008
44     Denison Mines Corp. Annual Report 2007

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

ASSETS
Current
Cash and equivalents	$19,680	$69,127
Trade and other receivables	39,667	8,964
Note receivable (Note 22)	455	9,439
Inventories (Note 5)	30,921	21,553
Investments (Note 6)	13,930	—
Prepaid expenses and other	1,492	786

	106,145	109,869
Investments (Note 6)	20,507	16,600
Property, plant and equipment, net (Note 7)	727,823	403,571
Restricted investments (Note 8)	17,797	15,623
Intangibles (Notes 4 & 9)	6,979	10,844
Goodwill (Notes 4 & 10)	122,330	102,841

	$1,001,581	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,642	$6,737
Deferred revenue	—	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 11)	404	343
Reclamation and remediation obligations (Note 12)	565	524
Other long-term liabilities (Note 13)	6,619	4,683

	30,230	16,126
Deferred revenue	2,359	—
Provision for post-employment benefits (Note 11)	4,030	3,628
Reclamation and remediation obligations (Note 12)	19,824	17,923
Other long-term liabilities (Note 13)	7,343	9,489
Future income tax liability (Note 14)	141,525	92,204

	205,311	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 15)	662,949	548,069
Share purchase warrants (Note 16)	11,728	11,733
Contributed surplus (Notes 17 & 18)	25,471	30,752
Deficit	(14,834)	(62,078)
Accumulated other comprehensive income
Unrealized gains on investments (Note 19)	18,100	—
Cumulative foreign currency translation gain (loss)	92,856	(8,498)

	796,270	519,978

	$1,001,581	$659,348

Issued and outstanding common shares (Note 15)	189,731,635	178,142,682

Contingent liabilities and commitments (Note 26)
On Behalf of the Board of Directors:

E. Peter Farmer	Catherine J.G. Stefan
Director	Director
See accompanying notes to the consolidated financial statements.
Denison Mines Corp. Annual Report 2007     45

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. dollars except for per share amounts)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
	2007	2006	2005

REVENUES (Note 22)	$76,764	$9,722	$131

EXPENSES
Operating expenses	47,038	7,023	2,542
Sales royalties and capital taxes	2,301	420	—
Mineral property exploration	20,963	14,790	8,108
General and administrative	13,469	11,379	4,537
Write-down of mineral properties (Note 7)	—	204	1,761

	83,771	33,816	16,948

Loss from operations	(7,007)	(24,094)	(16,817)
Other income, net (Note 20)	41,627	7,399	5,757

Income (loss) for the period before taxes	34,620	(16,695)	(11,060)
Income tax recovery (expense):
Current	(3,141)	—	—
Future	15,765	(303)	(390)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)

Deficit, beginning of period	$(62,078)	$(45,080)	$(32,856)
Retrospective effect of change in accounting policy for stock-based compensation expense (Note 3)	—	—	(774)

Deficit, beginning of period as restated	(62,078)	(45,080)	(33,630)

Deficit, end of period	$(14,834)	$(62,078)	$(45,080)

Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Change in unrealized gains in investments	(6,742)	—	—
Change in foreign currency translation	101,354	(8,498)	—

Comprehensive income (loss)	$141,856	$(25,496)	$(11,450)

Net income (loss) per share
Basic	$0.25	$(0.18)	$(0.14)
Diluted	$0.24	$(0.18)	$(0.14)

Weighted-average number of shares outstanding (in thousands)
Basic	188,722	94,238	80,575
Diluted	193,613	94,238	80,575

See accompanying notes to the consolidated financial statements.
46     Denison Mines Corp. Annual Report 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Fifteen Months	Restated (Note 3)
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,
	2007	2006	2005

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss) for the period	$47,244	$(16,998)	$(11,450)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	13,386	850	549
Stock-based compensation	1,382	6,203	1,180
Gain on timing and estimate revision of asset retirement obligations	—	(3,065)	—
Equity loss of Fortress Minerals Corp.	—	4,003	1,493
Dilution gain	—	(7,167)	(2,098)
Minority interest	—	—	(917)
Net (gain) loss on sale of assets	(45,446)	273	(2,976)
Mineral property write-downs	—	204	1,761
Other non-cash	2,425	—	—
Change in future income taxes	(15,765)	304	390
Net change in non-cash working capital items (Note 24)	(26,310)	(12,101)	(124)

Net cash used in operating activities	(23,084)	(27,494)	(12,192)

INVESTING ACTIVITIES
Acquisition of businesses, net of cash and equivalents acquired and acquisition costs (Note 4)	(158,583)	60,219	—
Decrease in notes receivable	9,778	—	—
Purchase of long-term investments	(1,458)	(2,158)	(1,259)
Proceeds from sale of long-term investments	52,870	—	4,303
Expenditures on property, plant and equipment	(59,578)	(11,253)	(2,405)
Proceeds from sale of property, plant and equipment	33	—	100
Increase in restricted investments	(1,531)	(1,056)	(458)

Net cash provided by (used in) investing activities	(158,469)	45,752	281

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(50)	(21)	(15)
Issuance of common shares for cash:
New share issues	102,151	42,526	5,574
Exercise of stock options and warrants	5,114	3,330	418

Net cash provided by financing activities	107,215	45,835	5,977

Foreign exchange effect on cash and equivalents	24,891	(1,077)	—

Net increase (decrease) in cash and equivalents	(49,447)	63,016	(5,934)
Cash and equivalents, beginning of period	69,127	6,111	12,045

Cash and equivalents, end of period	$19,680	$69,127	$6,111

Supplemental cash flow information (Note 24)
See accompanying notes to the consolidated financial statements.
Denison Mines Corp. Annual Report 2007     47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company had elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulation. References to “2007”, “2006” and “2005” refer to the year ended December 31, 2007, the 15-month period ended December 31, 2006 and the year ended September 30, 2005 respectively.

2.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 28.

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2007:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%
As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%

Significant Accounting Policies

The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
48     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.

The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns in accordance with the guidance in Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”.

b) Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.

c) Foreign Currency Translation
As of December 1, 2006, the Company’s currency of measurement for its Canadian operations, including those acquired under the business combination with Denison Mines Inc., is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Translation gains and losses are recorded in other comprehensive income which will be recognized in the results of operations upon the substantial disposition, impairment, liquidation or closure of the investment that gave rise to such amounts.

Prior to December 1, 2006, the Company’s primary currency of measurement and reporting was the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar were translated at the average rate in effect during the period, with the exception of depreciation and amortization which were translated at historical rates. Translation gains and losses were recorded in the results of operations for the period.

d) Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.

e) Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.

f) Cash and Equivalents
Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted investments.

g) Inventories
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Denison Mines Corp. Annual Report 2007     49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to convert the ore into a saleable product. Conversion costs typically include labour, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Mine and mill supplies are valued at the lower of average cost and replacement cost.

h) Investments
Portfolio investments over which the Company does not exercise significant influence are accounted for as available for sale securities.

Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

i) Property, Plant and Equipment

Plant and Equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.

Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use rights and are capitalized.

Expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets
The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.

Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.

j) Asset Retirement Obligations
The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
50     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
k) Goodwill and Other Intangibles

Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill. The Company evaluates the carrying amount of goodwill at least annually to determine whether events or changes in circumstances indicate that such carrying amount may no longer be recoverable. Any impairment as determined in accordance with CICA Handbook Section 3062: Goodwill and Other Intangible Assets is charged to operations.

l) Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.

m) Fair Values
The carrying amounts for cash and equivalents, trade and other receivables, notes receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments. The fair value of other long-term liabilities approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market data.

n) Revenue Recognition
Revenue from the sale of uranium concentrate to customers is recognized when title to the product passes to the customer and delivery is effected by book transfer.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.
Revenues are recognized only to the extent they are reasonably considered to be collectible.

o) Stock-Based Compensation
Effective October 1, 2004, the Company retrospectively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

p) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.

q) Financial Instruments — Recognition and Measurement
CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.
Denison Mines Corp. Annual Report 2007     51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Recent Pronouncements

The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.

b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.

c)	General Accounting Section 1535 “Capital Disclosures” requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

d)	Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and Intangible Assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company did not have a material impact;

c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses are then realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and

d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
Exploration Expenditures

In 2006, the Company adopted the policy of expensing exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
52     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Results for the 2005 period have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change in accounting policy:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Balance Sheet at September 30, 2005:
Long-term investments	$4,938	$(1,124)	$3,814
Property, plant & equipment	16,631	(9,864)	6,767
Future income tax liability	1,461	(1,071)	390
Share capital	56,146	2,019	58,165
Deficit	(33,144)	(11,936)	(45,080)

2005 Statement of Operations and Deficit
Mineral property exploration	98	8,010	8,108
Write-down of mineral properties	1,870	(109)	1,761
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Income tax expense	27	363	390
Net loss for the year	(2,372)	(9,078)	(11,450)

2005 Statement of Cash Flows
Stock-based compensation	948	232	1,180
Write-down of mineral properties	1,870	(109)	1,761
Change in future income taxes	27	363	390
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Net cash used in operating activities	(4,414)	(7,778)	(12,192)
Expenditures on mineral properties	(9,265)	7,778	(1,487)
Net cash provided by (used in) investing activities	(7,497)	7,778	281

Stock-Based Compensation

Effective October 1, 2004, the Company adopted the amended standards of CICA Handbook Section 3870 which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees was required.

The Company has adopted the amendments to CICA Handbook Section 3870 on a retrospective basis without restatement of periods prior to October 1, 2004. As a result, a cumulative adjustment of $774,000 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $738,000 during 2004 and $36,000 during 2003.
4.	ACQUISITIONS
Acquisition of OmegaCorp Limited (“Omega”)

In 2007, the Company acquired 154,250,060 common shares of Omega and initiated compulsory acquisition proceedings for the remaining shares that it did not yet own. The cost of this investment, which was settled in cash, was $167,204,000. The Company has determined that it exercises control over Omega and is using the full consolidation method to account for this investment effective August 1, 2007. Prior to this date, the investment was being accounted for using the fair value method.
Denison Mines Corp. Annual Report 2007     53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The preliminary allocation of the purchase price for Omega is based on management’s estimate of the cost of the acquisition and is summarized below.

Omega
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment
Plant and equipment	199
Mineral properties	208,088

Total assets	220,173

Accounts payable and accrued liabilities	947
Future income tax liability	52,022

Total liabilities	52,969

Net assets purchased	$167,204

Omega’s assets and liabilities were measured at their individual fair values as of August 1, 2007. The majority of the fair value has been allocated to the Mutanga project mineral property resources included in the property, plant and equipment value above. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the income tax rates that management believes are most applicable to the operations acquired. In Zambia, the income tax rate used in the estimate was 25%.

Subsequent to the 2007 year-end, the Zambian government proposed enactment of legislation which would increase the income tax rate for mining companies from 25% to 30%. The Company is still evaluating the impact of this proposed legislative change.
Acquisition of Denison Mines Inc. (“DMI”)

Effective December 1, 2006, International Uranium Corporation (“IUC”) completed the acquisition of Denison Mines Inc. (“DMI”) pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.

Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp. (“DMC”).

DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.

The purchase price calculation for the Arrangement is summarized below (in thousands, except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders	87,991
Fair value per share of each IUC common share issued, in CDN$	$5.74

Fair value of common shares issued by the Company, in CDN$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company	11,744
Fair value of DMI stock options assumed by the Company	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

54     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value per share of each IUC common share represents the weighted-average closing price of the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.

The fair value of the share purchase warrants assumed by the Company to replace those of DMI totaled $11,744,000 (CDN$13,445,000) and was based on a fair value of $1.23 (CDN$1.40) per share. As at December 1, 2006, DMI had outstanding share purchase warrants to purchase 1,099,051 common shares of DMI exercisable at CDN$15.00 per share (the “November 2004” series) and outstanding share purchase warrants to purchase 2,225,000 common shares of DMI exercisable at CDN$30.00 per share (the “March 2006” series). Each warrant assumed is exercisable for 2.88 shares of the Company (see Note 16).

The fair value of the stock options assumed by the Company to replace those of DMI totaled $25,635,000 (CDN$29,349,000). The calculation of this fair value of $6.31 (CDN$7.22) per share was estimated as of December 1, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.90%, expected stock price volatility of 50%, expected life of 3.75 to 4.93 years and expected dividend yield of Nil. As at December 1, 2006, DMI had outstanding fully-vested stock options to purchase 1,411,000 common shares of DMI exercisable at a weighted-average price of CDN$11.15 per share with various expiry dates to October 4, 2016.

The allocation of the purchase price is based on management’s estimate of the fair values after giving effect to the Arrangement as summarized below:

DMI
Fair Value
(in thousands)	December 1, 2006

Cash and equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment
Plant and equipment	70,134
Mineral properties	325,618
Restricted investments	1,990
Intangibles
UPC management contract	6,463
Goodwill	105,915

Total assets	606,417

Current liabilities
Account payable and accruals	6,234
Fair value of sales and toll milling contracts	6,201
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities
Fair value of sales and toll milling contracts	9,520
Other	33
Future income tax liability	90,909

Total liabilities	124,477

Net assets purchased	$481,940

The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.

DMI’s assets and liabilities were measured at their individual fair values as of December 1, 2006. In arriving at these fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The company engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.

In 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years (see Notes 9 and 10).
Denison Mines Corp. Annual Report 2007     55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.	INVENTORIES

The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

Uranium and vanadium concentrates	$8,344	$9,758
Inventory of ore in stockpiles	19,289	8,817
Mine and mill supplies	3,288	2,978

	$30,921	$21,553

6.	INVESTMENTS

The investments balance consists of:

	December 31,	January 1,	December 31,
(in thousands)	2007	2007	2006

Portfolio investments
At accounting cost (1)	$16,234	$10,249	$10,249
Excess of market value over cost	18,203	25,008	—
Investments in affiliates (2)
Fortress Minerals Corp.	—	6,351	6,351

	$34,437	$41,608	$16,600

Investments:
Current	13,930	—	—
Long-term	20,507	41,608	16,600

	$34,437	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
Portfolio Investments

At December 31, 2007, portfolio investments consist of common shares of six publicly-traded companies (and options to acquire additional shares in two of them) at an accounting cost of $16,234,000 (December 31, 2006: $10,249,000) and an aggregate market value of $34,437,000 (December 31, 2006: $35,257,000). The options entitle the Company to purchase an additional 7,500,000 common shares for a total exercise price of $1,362,000.

During 2007, the Company acquired additional equity interests in portfolio investments at a cost of $1,458,000 (2006: $634,000).

During 2007, the Company sold 1,152,000 common shares of Energy Metals Corp (“EMC”) for cash consideration of approximately CDN$18,754,000. The resulting gain has been included in net other income in the statement of operations (see Note 20). The Company no longer holds a common share interest in EMC.

Investments in Affiliates

At December 31, 2007, the Company held nil common shares (December 31, 2006: 30,598,750 common shares) of Fortress Minerals Corp. (“Fortress”), representing 0.0% (December 31, 2006: 44.39%) of its issued and outstanding common shares.

During 2007, the Company sold 30,598,750 common shares of Fortress for cash consideration of approximately CDN$38,067,000. The resulting gain has been included in net other income in the statement of operations (see Note 20). The Company no longer holds a common share interest in Fortress.

During 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1,524,000 (CDN$1,745,000).

The Company’s investment in Fortress has been subject to varying degrees of ownership interest. These financial statements include the accounts of Fortress Minerals Corp. on a consolidated basis for the period from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005, the fifteen month period ended December 31, 2006 and the six month period ended June 30, 2007, the equity method was used. The equity method was discontinued subsequent to June 30, 2007 and the appropriate portion of the cumulative equity accounting adjustments were derecognized at the time of the common share sales and included in the gain referred to above.

In 2006, the Company recognized a dilution gain of $7,167,000 offset by a loss in equity of $4,003,000 associated with its investment in Fortress.
56     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Cost, net of write-downs
Plant and equipment
Mill and mining related	$135,375	$83,354
Environmental services and other	2,742	1,662
Mineral properties	609,569	326,334

	747,686	411,350

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	9,182	6,326
Environmental services and other	843	457
Mineral properties	9,838	996

	19,863	7,779

Property, plant and equipment, net	$727,823	$403,571

Net book value
Plant and equipment
Mill and mining related	$126,193	$77,028
Environmental services and other	1,899	1,205
Mineral properties	599,731	325,338

	$727,823	$403,571

Plant and Equipment — Mill and Mining Related

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines will be processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.

Plant and Equipment — Environmental Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. The most significant of these interests are as follows:

Canada

The Company has a 22.5% interest in the McClean project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage and were acquired by the Company in 2006, along with some other exploration projects, as part of the DMI acquisition (see Note 4).

Other significant mineral property interests that the Company has in Canada include:
a)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

b)	Wheeler River — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. During 2007, the Company fulfilled its obligations under the option agreement and increased its ownership interest in the project from 40% to 60%; and
Denison Mines Corp. Annual Report 2007     57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
c)	Wolly — in October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at December 31, 2007, the Company has incurred a total of CDN$2,560,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
United States

During 2007 and 2006, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado, Utah and Arizona which had been shut down since 1999.

In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see Note 15).

Mongolia

The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

During 2006, the Company recorded a write-down of mineral property acquisition costs totaling $204,000 relating to certain of its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006.

During 2005, the Company recorded a write-down of mineral property acquisition costs of $1,761,000 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.

Zambia

In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of Omega. The deposits, which are part of the Mutanga project, have been assigned a fair value of $208,088,000 (see Note 4).

8.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	December 31,	December 31,
(in thousands)	2007	2006

U.S. mill and mine reclamation	$15,849	$13,667
Elliot Lake reclamation trust fund	1,948	1,541
Letter of credit collateral	—	415

	$17,797	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2007, the Company deposited an additional $982,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2007, the Company deposited an additional CDN$552,000 into the Reclamation Trust Fund.

Letter of Credit Collateral

As at December 31, 2006, the Company had $415,000 of cash and cash equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This obligation ended in 2007.
58     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.	INTANGIBLES

A continuity summary of intangibles is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Intangibles, beginning of period	$10,844	$625
Acquisition related additions	—	10,481
Fair value allocation adjustments	(4,279)	—
Amortization	(958)	(78)
Foreign exchange	1,372	(184)

Intangibles, end of period	$6,979	$10,844

Intangibles, by item:
UPC management contract	6,495	10,297
Urizon technology licenses	484	547

	$6,979	$10,844

UPC Management Contract

The UPC management contract is associated with the acquisition of DMI (see Note 4). The initial fair value of $10,481,000 was determined using a discounted cash flow approach after taking into account an appropriate discount rate. In 2007, the Company adjusted the fair value of the contract by $4,279,000 and adjusted the estimated useful life of the contract to 8 years. The contract is being amortized over its 8 year estimated useful life. The fair value adjustment (net of future tax effects) has been reclassified to goodwill.

Urizon Technology Licenses

The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.

This Urizon technology license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.

10.	GOODWILL

A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Goodwill, beginning of period	$102,841	$—
Acquisition related additions	—	104,682
Fair value allocation adjustments	1,314	—
Foreign exchange	18,175	(1,841)

Goodwill, end of period	$122,330	$102,841

Goodwill, by business unit:
Canada mining segment	$122,330	$102,841

The Company’s acquisition of DMI was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.

In 2007, the Company finalized the purchase price allocation associated with its acquisition of DMI resulting in an increase in goodwill of $1,314,000.
Denison Mines Corp. Annual Report 2007     59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2005. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	5.25%
Initial medical cost growth rate per annum	12.00%
Medical cost growth rate per annum decline to	6.00%
Year in which medical cost growth rate reaches its final level	2011
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Liability, beginning of period	$3,971	$—
Acquisition related additions	—	4,041
Benefits paid	(432)	(16)
Interest cost	215	16
Foreign exchange	680	(70)

Liability, end of period	$4,434	$3,971

Post-employment benefits liability by duration:
Current	$404	$343
Non-current	4,030	3,628

	$4,434	$3,971

12.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Reclamation obligations, beginning of period	$18,447	$12,935
Acquisition related additions	—	8,360
Accretion	1,364	50
Expenditures incurred	(436)	(39)
Liability adjustments	(449)	(2,712)
Foreign exchange	1,463	(147)

Reclamation obligations, end of period	$20,389	$18,447

Site restoration liability by location:
U.S. Mill and Mines	$10,467	$10,223
Elliot Lake	8,319	6,956
McCLean Lake and Midwest Joint Ventures	1,603	1,268

	$20,389	$18,447

Site restoration liability :
Current	$565	$524
Non-current	19,824	17,923

	$20,389	$18,447

60     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     Site Restoration: U.S. Mill and Mines
The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,809,000 and $1,658,000, respectively. The above accrual represents the company’s best estimate of the present value of future reclamation costs, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $14,801,000.
     Site Restoration: Elliot Lake
The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $25,372,000.
Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).
     Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture
The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%. The undiscounted amount of estimated future reclamation costs is $17,245,000.
Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.
13.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	December 31,	December 31,
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	42	85
Unamortized fair value of sales and toll milling contracts	13,820	13,987

	$13,962	$14,172

Other long-term liabilities:
Current	6,619	4,683
Non-current	7,343	9,489

	$13,962	$14,172

     Long-Term Debt and Lines of Credit
A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility (see Note 27).
Denison Mines Corp. Annual Report 2007     61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.	INCOME TAXES
The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

			Restated (Note 3)
(in thousands)	2007	2006	2005

Combined basic tax rate	36%	36%	40%
Income (loss) from operations before taxes	$34,620	$(16,695)	$(11,060)

Income tax expense (recovery) at basic tax rate	12,465	(6,010)	(4,425)
Non-deductible amounts	796	1,933	994
Non-taxable amounts	(8,712)	—	—
Flow through shares renounced	—	4,036	1,434
Difference in foreign tax rates	748	(222)	627
Change in valuation allowance	(6,133)	337	(149)
Tax losses not tax benefited	1,906	—	—
Impact of legislative changes	(10,797)	—	—
Other	(2,897)	229	1,909

Tax expense (recovery) per consolidated financial statements	$(12,624)	$303	$390

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

			Restated (Note 3)
	December 31,	December 31,	September 30,
(in thousands)	2007	2006	2005

Future income tax assets:
Property, plant and equipment, net	$9,755	$2,277	$1,074
Intangibles	106	81	50
Deferred revenue	944	1,535	1,509
Post-employment benefits	1,208	1,255	—
Reclamation and remediation obligations	2,271	2,162	—
Other long-term liabilities	3,732	4,336	—
Tax loss carryforwards	1,735	7,461	4,846
Other	3,347	1,482	106

	23,098	20,589	7,585

Future income tax liability:
Inventory	(3,492)	(2,579)	—
Long-term investments	(4,517)	(1,498)	—
Property, plant and equipment, net	(146,764)	(95,149)	—
Intangibles	(1,770)	(3,254)	—
Reclamation and remediation obligations	—	—	(421)
Other	—	(2,812)	(390)

Net future tax asset (liability)	(133,445)	(84,703)	6,774
Valuation allowance	(8,080)	(7,501)	(7,164)

Net future income tax assets (liabilities)	$(141,525)	$(92,204)	$(390)

62     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.
At December 31, 2007, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$5,288	Unlimited
Zambia	$567	2011—2012

The tax benefit of the above Zambian non-capital loss carry-forwards has not been recognized in the financial statements.
15.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at September 30, 2005	81,569,066	$58,165

Issued for cash:
New issue gross proceeds	6,850,000	43,703
New issue gross issue costs	—	(1,177)
Exercise of stock options	1,726,696	3,305
Exercise of share purchase warrants	5,760	26
Acquisition of Denison Mines Inc.	87,991,160	441,147
Fair value of stock options exercised	—	2,889
Fair value of share purchase warrants exercised	—	11

	96,573,616	489,904

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,268)
Exercise of stock options	1,367,962	5,102
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,663
Fair value of share purchase warrants exercised	—	5
Other	404	—

	11,588,953	114,880

Balance at December 31, 2007	189,731,635	$662,949

Denison Mines Corp. Annual Report 2007     63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     New Issues
In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000). The income tax benefits of this issue were renounced to the subscribers in February 2008.
In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).
In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of CDN$7.75 per share for gross proceeds of $5,692,000 (CDN$6,587,500). The income tax benefits of this issue were renounced to the subscribers in February 2006.
In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of CDN$7.50 per share for gross proceeds of $38,011,000 (CDN$45,000,000).
     Acquisition Related Issues
In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property (see Note 7).
In December 2006, the Company issued 87,991,160 shares at a value of $441,147,000 (CDN$505,069,000) as part of the acquisition of DMI (see Note 4).
     Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at December 31, 2007, the Company estimates that it has spent CDN$10,207,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.
16.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted Average
	Exercise Price	Number of	Fair
	Per Share	Common Shares	Value
(in thousands except share amounts)	(CDN $)	Issuable	Amount

Balance outstanding at September 30, 2005	—	—	$—
Warrants assumed on acquisition of DMI	8.69	9,573,267	11,744
Warrants exercised	5.21	(5,760)	(11)

Balance outstanding at December 31, 2006	8.70	9,567,507	$11,733

Warrants exercised	5.21	(2,592)	(5)

Balance outstanding at December 31, 2007	8.70	9,564,915	$11,728

Balance exercisable at December 31, 2007	8.70	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)		3,156,915	5,898
March 2006 series (2)		6,408,000	5,830

Balance outstanding at December 31, 2007		9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.
64     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2007	2006

Balance, beginning of period	$30,752	$1,803
Options assumed on acquisition of DMI	—	25,635
Stock-based compensation expense (Note 18)	1,382	6,203
Fair value of stock options exercised	(6,663)	(2,889)

Balance, end of period	$25,471	$30,752

18.	STOCK OPTIONS
On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2007, an aggregate of 9,939,000 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2007		2006
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,316	$6.23	1,863,000	$2.62
Assumed on acquisition of DMI (1)	—		4,064,012	3.87
Granted	717,000	11.19	2,458,000	10.03
Exercised	(1,367,962)	4.21	(1,726,696)	2.20
Expired	(36,000)	10.74	(10,000)	5.27

Stock options outstanding, end of the period	5,961,354	$7.27	6,648,316	$6.23

Stock options exercisable, end of period	5,520,872	$6.96	6,503,315	$6.25

(1)	The stock options assumed by the Company on the acquisition of DMI have been adjusted to reflect the 2.88 exchange ratio (see Note 4).
A summary of stock options outstanding of the Company at December 31, 2007 is presented below:

	Weighted-		Weighted-
	Average		Average
	Remaining		Exercise
	Contractual	Number of	Price per
	Life	Common	Share
Range of Exercise Prices per Share (CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.87	6.48	1,044,555	$2.14
$5.02 to $7.53	7.28	2,225,799	5.29
$10.08 to $15.30	2.10	2,691,000	10.89

Stock options outstanding, end of period	4.80	5,961,354	$7.27

Outstanding options expire between January 2008 and October 2016.
Denison Mines Corp. Annual Report 2007     65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2007	2006

Risk-free interest rate	3.95% — 4.46%	3.60% — 4.18%
Expected stock price volatility	46.4% — 63.0%	48.3% — 69.3%
Expected life	2.1 — 3.5 years	2.0 years
Expected dividend yield	—	—
Fair value per share under options granted	CDN$3.18 — CDN$5.32	CDN$1.87 — CDN$3.19

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

(in thousands)	2007	2006

Mineral property exploration	$236	$833
General and administrative	1,146	5,370

	$1,382	$6,203

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2007, the Company had an additional $1,130,000 in stock-based compensation expense to be recognized periodically to August 2010.
19.	ACCUMULATED OTHER COMPREHENSIVE INCOME
A continuity summary of accumulated other comprehensive income is as follows:

(in thousands)	2007	2006

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(8,498)	$—
Change in foreign currency translation	101,354	(8,498)

Balance, end of period	92,856	(8,498)

Unrealized gains on investments
Balance, beginning of period	—	—
Unrealized gains as at January 1, 2007, net of tax (1)	24,842	—
Net increase (decrease) in unrealized gains, net of tax (2)	(6,742)	—

Balance, end of period	18,100	—

Accumulated other comprehensive income, end of period	$110,956	$(8,498)

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2007, approximately $16,836,000 of gains were realized and reclassified to the income statement within “Other income, net”.
66     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.	OTHER INCOME, NET

The elements of other income, net in the statement of operations is as follows:

(in thousands)	2007	2006	2005

Net interest and other income	$5,665	$2,614	$699
Gain (loss) on foreign exchange	(9,671)	1,915	560
Gain (loss) on sale of land and equipment	(18)	(24)	100
Gain on sale of portfolio investments (Note 6)	45,115	—	2,939
Gain (loss) on sale of restricted investments	536	(270)	(63)
Equity loss of affiliates (Note 6)	—	(4,003)	(1,493)
Dilution gain of affiliates (Note 6)	—	7,167	2,098
Minority interest	—	—	917

Other income, net	$41,627	$7,399	$5,757

21.	SEGMENTED INFORMATION

Business Segments

The Company operates in 2 primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,915	34,736	—	—	9,113	76,764

Expenses
Operating expenses	27,012	14,598	—	—	5,428	47,038
Sales royalties and capital taxes	2,215	—	—	—	86	2,301
Mineral property exploration	16,638	126	—	4,048	151	20,963
General and administrative	—	—	—	—	13,469	13,469

	45,865	14,724	—	4,048	19,134	83,771

Income (loss) from operations	(12,950)	20,012	—	(4,048)	(10,021)	(7,007)

Revenues — supplemental:
Uranium concentrates	32,915	32,210	—	—	—	65,125
Environmental services	—	—	—	—	4,723	4,723
Management fees and commissions	—	—	—	—	4,390	4,390
Other	—	2,526	—	—	—	2,526

	32,915	34,736	—	—	9,113	76,764

Long-lived assets:
Property, plant and equipment
Plant and equipment	86,810	38,981	314	88	1,899	128,092
Mineral properties	369,066	18,601	209,694	2,370	—	599,731
Intangibles	—	484	—	—	6,495	6,979
Goodwill	122,330	—	—	—	—	122,330

	578,206	58,066	210,008	2,458	8,394	857,132

Denison Mines Corp. Annual Report 2007     67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For 2006, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	7,575	1,492	—	—	655	9,722

Expenses
Operating expenses	5,860	908	—	—	255	7,023
Sales royalties and capital taxes	414	—	—	—	6	420
Mineral property exploration	10,838	—	—	3,939	13	14,790
Mineral property write-downs	—	—	—	204	—	204
General and administrative	—	—	—	—	11,379	11,379

	17,112	908	—	4,143	11,653	33,816

Income (loss) from operations	(9,537)	584	—	(4,143)	(10,998)	(24,094)

Revenues — supplemental:
Uranium concentrates	7,575	—	—	—	—	7,575
Environmental services	—	—	—	—	221	221
Management fees and commissions	—	—	—	—	430	430
Other	—	1,492	—	—	4	1,496

	7,575	1,492	—	—	655	9,722

Long-lived assets:
Property, plant and equipment
Plant and equipment	68,203	8,776	—	49	1,205	78,233
Mineral properties	320,390	4,738	—	195	15	325,338
Intangibles	—	547	—	—	10,297	10,844
Goodwill	102,841	—	—	—	—	102,841

	491,434	14,061	—	244	11,517	517,246

For 2005, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	—	51	—	—	80	131

Expenses
Operating expenses	—	2,477	—	—	65	2,542
Mineral property exploration	6,426	—	—	1,682	—	8,108
Mineral property write-downs	—	—	—	1,761	—	1,761
General and administrative	—	—	—	—	4,537	4,537

	6,426	2,477	—	3,443	4,602	16,948

Loss from operations	(6,426)	(2,426)	—	(3,443)	(4,522)	(16,817)

Revenues — supplemental:
Other	—	51	—	—	80	131

	—	51	—	—	80	131

Long-lived assets:
Property, plant and equipment
Plant and equipment	80	2,966	—	80	92	3,218
Mineral properties	936	2,462	—	150	—	3,548
Intangibles	—	625	—	—	—	625

	1,016	6,053	—	230	92	7,391

68     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2007, three customers accounted for approximately 91% of total revenues. During 2006, two customers accounted for approximately 79% of total revenues. During 2005, a process milling customer accounted for approximately 33% of total revenues.

22.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006(1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income (expense):
Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

	$14,351	$490

(1)	The related party transactions for UPC reflect activity from December 1, 2006 to December 31, 2006 only due to the acquisition of DMI.
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated above.

Other

During 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
Denison Mines Corp. Annual Report 2007     69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	JOINT VENTURE INTERESTS

The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2007	2006

Operating expenses	$26,179	$5,799
Mineral property exploration	14,009	8,850
Mineral property write-downs	—	186
General and administrative	63	91
Net other income	(46)	7

Loss for the period before taxes	40,205	14,933

Current assets	21,044	13,912
Property, plant and equipment
Plant and equipment	85,997	67,492
Mineral properties	371,437	319,015
Intangibles	484	547
Goodwill	—	—
Current liabilities	4,177	3,133
Long-term liabilities	2,712	2,226

Net investment in joint ventures	$472,073	$395,607

24.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2007	2006	2005

Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(28,443)	$(7,175)	$1,065
Decrease (increase) in inventories	(9,468)	(4,414)	(2,134)
Decrease (increase) in other current assets	(687)	(145)	283
Increase (decrease) in accounts payable and accrued liabilities	14,636	(379)	115
Increase (decrease) in reclamation obligations	(436)	(39)	331
Increase (decrease) in deferred revenue	(1,480)	67	216
Funding of post-retirement benefits	(432)	(16)	—

Net change in non-cash working capital items	$(26,310)	$(12,101)	$(124)

25.	FINANCIAL INSTRUMENTS

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from joint ventures, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company’s restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company performs ongoing credit evaluation of its customers’ financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

Fair Values

The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

The fair values of the Company’s restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
70     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2007, the Company had outstanding bonds and letters of credit of $22,966,000 of which $15,849,000 was collateralized by restricted cash (see Note 8).

Others

The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2008	$767
2009	502
2010	472
2011	387
2012	256
2013 and thereafter	369

27.	SUBSEQUENT EVENTS

In March, 2008, the Company put in place a CDN$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc.

28.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:

a) Cash and Equivalents

U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2007 $7,862,000 of funds raised from the issue of flow-through shares remained (December 31, 2006: nil).

b) Long-Term Investments

In 2005 and 2006, Canadian GAAP required portfolio investments to be carried at the lower of cost and estimated fair market value. In 2007, Canadian GAAP harmonized its accounting standard with that of the U.S. Under U.S. GAAP, a difference existed in 2005 and 2006 since portfolio investments that are classified as available-for-sale securities are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders’ equity.

c) Plant and Equipment

Under Canadian GAAP, the Company’s surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

d) Mineral Properties

Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time that management feels that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves and a bankable feasibility study.
Denison Mines Corp. Annual Report 2007     71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
e) Joint Ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

f) Goodwill

Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

g) Liabilities

Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.

h) Dilution Gains

Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.

i) Foreign Currency Translation

In 2006, Canadian GAAP required unrealized translation gains and losses as a result of translating self-sustaining operations under the current rate method to be accumulated in a cumulative translation adjustment account as a separate component of shareholders’ equity. In 2007, Canadian GAAP harmonized its standards with that of the U.S. Under U.S. GAAP, these unrealized translation gains and losses are shown as an adjustment to other comprehensive income.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2007
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Cash and cash equivalents	$19,680	(a)	$(7,862)	$11,818
Property, plant and equipment	727,823	(d)	$(16,444)	711,379
Restricted investments	17,797	(a)	$7,862	25,659
Accounts payable and accrued liabilities	22,642	(g)	$3,114	25,756
Future income tax liability	141,525	(d)	$(4,621)	136,904
Share capital	662,949	(f)	$(616)
		(g)	$(3,114)	659,219
Additional paid-in capital	—	(h)	$9,814	9,814
Deficit	(14,834	)(d)	$(16,098)
		(d)	$4,621
		(f)	$616
		(h)	$(9,814)	(35,509)
Accumulated other comprehensive income	110,956	(d)	$(346)	110,610

72     Denison Mines Corp. Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2006
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Investments	$16,600	(b)	$25,008	$41,608
Property, plant & equipment	403,571	(c)	$301	403,872
Future income tax liability	92,204	(b)	$1,838	94,042
Share capital	548,069	(f)	$(616)	547,453
Additional paid-in capital	—	(h)	$9,814	9,814
Deficit	(62,078	)(b)	$2,162
		(c)	$301
		(f)	$616
		(h)	$(9,814)	(68,813)
Cumulative translation adjustment	(8,498	)(i)	$8,498	—
Accumulated other comprehensive income	—	(b)	$25,008
		(b)	$(4,000)
	—	(i)	$(8,498)	12,510
The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

	2007	2006	2005

Net income (loss) for the period, Canadian GAAP	$47,244	$(16,998)	$(11,450)
Depreciation of assets held for resale(c)	(301)	—	(31)
Adjust capitalized mineral property amounts, net of tax(d)	(11,477)	—	—
Adjust dilution gain from equity interests(h)	—	(7,167)	(2,098)

Net income (loss) for the period, U.S. GAAP	$35,466	$(24,165)	$(13,579)

Comprehensive income, U.S. GAAP
Net income (loss) for the period, U.S. GAAP	$35,466	$(24,165)	$(13,579)
Unrealized gain on available-for-sale securities(b)	(6,742)	17,735	2,370
Cumulative foreign currency translation adjustment(i)	104,842	(8,498)	—

Comprehensive income (loss), U.S. GAAP	133,566	(14,928)	(11,209)

Basic net income (loss) per share, U.S. GAAP	$0.19	$(0.26)	$(0.17)
Diluted net Income (loss) per share, U.S. GAAP	$0.18	$(0.26)	$(0.17)

Denison Mines Corp. Annual Report 2007     73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

	2007	2006	2005

Net cash provided by (used in) operating activities:
Under Canadian GAAP	$(23,084)	$(27,494)	$(12,192)
Adjustment for capitalized mineral property amounts(d)	(11,477)	—	—

Under U.S. GAAP	$(34,561)	$(27,494)	$(12,192)

Net cash provided by (used in) investing activities:
Under Canadian GAAP	$(158,469)	$45,752	$281
Adjustment for capitalized mineral property amounts(d)	11,477	—	—

Under U.S. GAAP	$(146,992)	$45,752	$281

Net cash provided by (used in) financing activities:
Under Canadian GAAP	$107,215	$45,835	$5,977
Restricted cash from flow-through financings(a)	(7,862)	—	(4,128)

Under U.S. GAAP	$99,353	$45,835	$1,849

Impact of New Accounting Pronouncements
a)	FASB Statement No. 157: Fair Value Measurements (“SFAS 157”) effective for 2008 establishes a framework for measurement of fair value under generally accepted accounting principles and expands the disclosure requirements covering fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non recurring basis. The Company is in the process of determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.

b)	FASB Statement No. 159: The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”) allows an entity to choose to measure many financial instruments and certain other items at fair value, with subsequent changes in fair value being recognized as unrealized gains or losses in the income statement in the period in which the change occurred. The Statement is effective for fiscal years beginning on or after November 15, 2007. The Company does not expect a material affect on its financial results as a result of adopting this standard.

c)	FASB Statement No. 160: Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”) and FASB Statement No. 141R: Business Combinations (“SFAS 141R”) are both effective for annual periods beginning after December 15, 2008. SFAS 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. SFAS 141R requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at “full fair value”. Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company has yet to complete its evaluation of the impact of these pronouncements.
74     Denison Mines Corp. Annual Report 2007

Board of Directors from left

• W. Robert Dengler • John H. Craig • Brian D. Edgar
• Roy J. Romanow • Catherine J. G. Stefan • Ron F. Hochstein
• E. Peter Farmer • Paul F. Little • Lukas H. Lundin • William A. Rand

# Corporate Information

## BOARD OF DIRECTORS

**John H. Craig**
Ontario, Canada

**W. Robert Dengler**
Ontario, Canada

**Brian D. Edgar**
British Columbia, Canada

**E. Peter Farmer**
Ontario, Canada

**Ron F. Hochstein**
British Columbia, Canada

**Paul F. Little**
Ontario, Canada

**Lukas H. Lundin**
British Columbia, Canada

**William A. Rand**
British Columbia, Canada

**Roy J. Romanow**
Saskatchewan, Canada

**Catherine J. G. Stefan**
Ontario, Canada

## OFFICERS

**Lukas H. Lundin**
Chairman

**E. Peter Farmer**
Chief Executive Officer

**Ron F. Hochstein**
President and
Chief Operating Officer

**James R. Anderson**
Executive Vice President and
Chief Financial Officer

**Harold R. Roberts**
Executive Vice President,
U.S. Operations

**William M. Shaver**
Executive Vice President,
Mine Development
and Canadian Operations

**Philip G. Buck**
Vice President,
U.S. Mining

**Donald C. Campbell**
Vice President,
Commercial

**David C. Frydenlund**
Vice President,
U.S. Legal and Regulatory Affairs,
Assistant Corporate Secretary

**William C. Kerr**
Vice President,
Exploration

**Curt D. Steel**
Vice President,
Sales and Marketing

**Brenda R. Lazare**
Canadian Counsel and
Corporate Secretary

**Michael J. Schoonderwoerd**
Controller

## OFFICES

**Head Office**

**Denison Mines Corp.**
Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2
Telephone: 416-979-1991
Facsimile: 416-979-5893
Website: www.denisonmines.com

**Denison Mines Corp.**
885 West Georgia Street, Suite 2101
Vancouver, British Columbia
V6C 3E8
Telephone: 604-689-7842
Toll Free: 1-888-689-7842
Facsimile: 604-689-4250

**Denison Mines Corp.**
230 – 22nd Street East, Suite 200
Saskatoon, Saskatchewan S7K 0E9
Telephone: 306-652-8200
Facsimile: 306-652-8202

**Denison Environmental Services**
8 Kilborn Way
Elliot Lake, Ontario P5A 2T1
Telephone: 705-848-9191
Facsimile: 705-848-5814
Website:
www.denisonenvironmental.com

**Denison Mines (USA) Corp.**
1050 Seventeenth Street, Suite 950
Denver, Colorado 80265
Telephone: 303-628-7798
Facsimile: 303-389-4126

**Denison Mines (USA) Corp.**
4 Main Street, 2nd Floor
New Milford, Connecticut 06776
Telephone: 203-672-0180
Facsimile: 203-672-0181

**Denison Mines Mongolia XXK**
Str. Olympia 8, Shuren Building
Sukhbaatar District
Ulaanbaatar 13, Mongolia
Telephone: 976-11-330502
Facsimile: 976-11-318660

**OmegaCorp Minerals Limited**
Plot 230 Kasangula Road
Roma, Lusaka, Zambia
Telephone: 260 21 1 294 292
Facsimile: 260 21 1 294 296

## STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange – TSX
Trading Symbols: DML, DML.WT and DML.WT.A

American Stock Exchange – AMEX
Trading Symbols: DNN

## SHARE REGISTRAR AND TRANSFER AGENT

## AUDITORS

PricewaterhouseCoopers LLP
77 King Street West, Suite 3000
Royal Trust Tower, TD Centre
Toronto, Ontario M5K 1G8
Telephone: 416-863-1133

## ADDITIONAL INFORMATION

Further information about Denison is available by contacting the Corporate Secretary at the head office listed above or by email to: blazare@denisonmines.com

Designed and Produced by SUTTON INTEGRATED SOLUTIONS Printed in Canada

Denison Mines Corp. Annual Report 2007 75

DENISON MINES

Denison Mines Corp.
Atrium on Bay
595 Bay Street Suite 402
Toronto Ontario M5G 2C2
T 416 979 1991 F 416 979 5893
www.denisonmines.com
TSX: DML
AMEX: DNN